Filed Pursuant to Rule 424(b)(3)
Registration No. 333-182579

Actuant Corporation

Offer To Exchange

$300,000,000 principal amount of its 5.625% Senior Notes due 2022,

which have been registered under the Securities Act of 1933, for any and all of its outstanding 5.625% Senior Notes due 2022

We are offering to exchange all of our outstanding 5.625% Senior Notes due 2022 that we issued on April 16, 2012, which we refer to as the old notes, for new 5.625% Senior Notes due 2022, which we refer to as the new notes, and together with the old notes, the notes, in an exchange transaction that is being registered hereby. The terms of the new notes are identical to the terms of the old notes except that the transaction in which you may elect to receive the new notes has been registered under the Securities Act of 1933, as amended, or the Securities Act, and, therefore, the new notes are freely transferable.

We will pay interest on the notes on June 15 and December 15 of each year, beginning on June 15, 2012. The notes will mature on June 15, 2022.

On or after June 15, 2017, we may redeem some or all of the notes at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. Prior to June 15, 2015, we may redeem up to 35% of the aggregate principal amount of the notes at the redemption price set forth herein, plus accrued and unpaid interest, if any, to the date of redemption, with the net cash proceeds of certain equity offerings. In addition, we may, at our option, redeem some or all of the notes at any time prior to June 15, 2017, by paying a “makewhole” premium, plus accrued and unpaid interest, if any, to the date of redemption.

The notes are fully and unconditionally (except for customary limitations) guaranteed, jointly and severally, on a senior secured basis by our existing and future domestic restricted subsidiaries, other than immaterial subsidiaries.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at 11:59 p.m., Eastern time, on Friday, September 7, 2012, unless extended.

•	All old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged for new notes.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The exchange of old notes for new notes pursuant to the exchange offer should not be a taxable event for United States federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

Broker-dealers receiving new notes in exchange for old notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making or other trading activities.

See “Risk Factors” beginning on page 7 to read about important factors you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 10, 2012.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal accompanying this prospectus states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the original notes were acquired by the broker-dealer as a result of market-making or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. See “Incorporation of Documents by Reference” on page 66 for a listing of documents we incorporate by reference.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

General Information

Unless the context requires otherwise, references in this prospectus to the “Company”, “we”, “us”, and “our” refer to Actuant Corporation, together with its subsidiaries.

The “old notes,” consisting of a single series of our 5.625% Senior Notes due 2022, which were issued on April 16, 2012, and the “new notes,” consisting of our 5.625% Senior Notes offered pursuant to this prospectus, are sometimes collectively referred to in this prospectus as the “notes”.

Industry and Market Data

The information in this prospectus and the documents incorporated by reference herein concerning market positions of certain of our products is based on our net sales for fiscal year 2011 and management’s estimates of our competitors’ respective dollar volumes of net sales for the products, markets and geographic region or regions to which we refer. These estimates are based on our internal estimates, our knowledge of our relative position and the relative position of our competitors in applicable markets, and, in some limited cases, industry sources. Other market data included in this prospectus and the documents incorporated by reference herein is estimated and is based on independent industry publications or other publicly available information. Although we believe that the information on which we have based these estimates of our market position and this market data are generally reliable, the accuracy and completeness of this information is not guaranteed and this information has not been independently verified.

Trademarks, Service Marks and Trade Names

This prospectus may also include trade names, trademarks and product names of other companies. Our use or display of other parties’ trade names, trademarks or products is not intended to, and does not imply a relationship with, or endorsement or sponsorship of us by, the respective owners of such trade names, trademarks or products.

i

PROSPECTUS SUMMARY

This summary highlights information about us and the exchange offer contained in greater detail elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important for you to consider before deciding whether or not to participate in the exchange offer. You should carefully read the entire prospectus, especially the information presented under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” before deciding whether or not to participate in the exchange offer.

Actuant Corporation

We are a global diversified company that designs, manufactures and distributes a broad range of industrial products and systems to various end markets. We are organized into four operating and reportable segments as follows: Industrial, Energy, Electrical and Engineered Solutions. Our Industrial segment is primarily involved in the design, manufacture and distribution of branded hydraulic and mechanical tools to the maintenance, industrial, infrastructure and production automation markets. Our Energy segment provides joint integrity products and services, as well as umbilical, rope and cable solutions to the global oil & gas, power generation and energy markets. Our Electrical segment is primarily involved in the design, manufacture and distribution of a broad range of electrical products to the retail DIY, wholesale, original equipment manufacturer (“OEM”), solar, utility, marine and other harsh environment markets. Our Engineered Solutions segment provides highly engineered position and motion control systems to OEMs in various on and off-highway vehicle markets, as well as a variety of other products to the industrial and agricultural markets.

Our products and services are generally available worldwide, with our principal markets outside the United States being Europe and Asia. In fiscal 2011 we derived approximately 48% of our net sales from the United States, 35% from Europe, 12% from Asia and 5% from other areas. We have operations around the world and this geographic diversity allows us to draw on the skills of a global workforce, provides flexibility to our operations, allows us to drive economies of scale, provides revenue streams that may help offset economic trends that are specific to individual countries and offers us an opportunity to access new markets.

Summary of the Exchange Offer

On April 16, 2012, we completed an offering of $300 million in aggregate principal amount of 5.625% Senior Notes due 2022, which was exempt from registration under the Securities Act. In connection with the offering, we entered into a registration rights agreement for the benefit of the holders of the old notes. In the registration rights agreement, we agreed to offer to exchange new notes registered under the Securities Act for old notes. We also agreed to deliver this prospectus to you. In this prospectus, the old notes and the new notes are collectively referred to as the “notes.”

You should read the discussion under the headings “The Exchange Offer” and “Description of Notes” for further information regarding the new notes to be issued in the exchange offer and the discussion under the heading “The Exchange Offer — Conditions to the Exchange Offer” for further Table of Contents information regarding the conditions that must be satisfied or waived to consummate the exchange offer.

Exchange Offer	We are offering to exchange our new notes, which have been registered under the Securities Act, for a like principal amount of our currently outstanding, unregistered old notes. $300 million aggregate principal amount of our old notes is outstanding. Old notes may only be exchanged in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Expiration Date	The exchange offer will expire at 11:59 p.m., Eastern time, on Friday, September 7, 2012, which we refer to as the expiration date, unless we, in our sole discretion, extend it.

Registration Rights	The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into with the initial purchasers of the old notes. After the exchange offer is consummated, we will no longer have an obligation to register the old notes, except under limited circumstances. Under the registration rights agreement, we are required to pay liquidated damages in the form of additional interest on the old notes in certain circumstances, including if the exchange offer registration statement is not declared effective by the SEC on or before 360 calendar days after issuance of the original notes or if the exchange offer is not consummated within 40 calendar days after effectiveness of the exchange offer registration statement.

Resale of New Notes	Based upon interpretations by the staff of the SEC set forth in no-action letters issued to unrelated third parties, we believe that the new notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of Actuant Corporation or any guarantor within the meaning of Rule 405 under the Securities Act;

•	acquired the new notes other than in the ordinary course of your business;

•	have an arrangement or understanding with any person to engage in the distribution of the new notes; or

•	are engaging in or intend to engage in a distribution of the new notes.

If you are a broker-dealer and receive new notes for your own account in exchange for old notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

Any holder of old notes who:

•	is an affiliate of Actuant Corporation or any guarantor;

•	does not acquire new notes in the ordinary course of its business; or

•	tenders its old notes in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of new notes;

cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corp. (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes.

Conditions to Exchange Offer	The exchange offer is subject to certain conditions, some of which may be waived by us. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedure for Tendering Old Notes	If you wish to participate in the exchange offer, you must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, or the copy, together with the old notes and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

If you hold old notes through The Depositary Trust Company, which we refer to as DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are not an “affiliate” of Actuant Corporation or any guarantor within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the new notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to engage in the distribution of the new notes;

•	you are not engaging in or intend to engage in a distribution of the new notes; and

•

if you are a broker-dealer that will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that you will comply with the applicable provisions of the Securities Act (including, but not limited to, the prospectus delivery requirements thereunder).

We will accept for exchange any and all old notes that are properly tendered in the exchange offer prior to the expiration date. The new notes issued in the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer — Procedures For Tendering.”

Special Procedures for Beneficial Owners

If you are the beneficial owner of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender in the exchange offer, you should contact the person in whose name your notes are registered and instruct the registered holder to tender the old notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. See “The Exchange Offer — Procedures for Tendering.”

Withdrawal Rights	The tender of the old notes pursuant to the exchange offer may be withdrawn at any time prior to 11:59 p.m., Eastern time, on the expiration date.

Acceptance of Old Notes and Delivery of New Notes	Subject to customary conditions, we will accept old notes that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The new notes will be delivered promptly following the expiration date.

Effect of Not Tendering	Any old notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the old notes under the federal securities laws.

Interest on the New Notes and the Old Notes	Upon issuance, the new notes will bear interest equal to the accrued and unpaid interest on the old notes. Interest on the old notes accepted for exchange will cease to accrue upon the issuance of the new notes.

United States Federal Income Tax Consequences	The exchange of the old notes for the new notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. For a more complete discussion of the U.S. federal income tax consequences of the exchange offer, see “United States Federal Income Tax Consequences.”

Exchange Agent	U.S. Bank National Association, the trustee under the indenture, is serving as exchange agent in connection with the exchange offer. Its address and telephone number are listed in “The Exchange Offer — Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of new notes pursuant to the exchange offer.

Summary of the New Notes

The summary below describes the principal terms of the new notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms and conditions of the new notes. The new notes will have terms identical in all material respects to the old notes, except that the new notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement and will have a different CUSIP number from the old notes. The new notes will evidence the same debt as the old notes and will be issued under the same indenture

Issuer	Actuant Corporation

Notes Offered	$300,000,000 aggregate principal amount of Senior Notes due 2022.

Maturity Date	June 15, 2022.

Interest	Interest on the new notes will be payable semiannually in cash in arrears on June 15 and December 15 of each year, commencing on June 15, 2012.

Guarantees	Each of our existing and future domestic subsidiaries that guarantees obligations under our senior credit facility will jointly and severally guarantee the new notes on a senior unsecured basis.

With respect to the initial interest payment on the new notes, interest on each new note will accrue from the last interest payment date on which interest was paid on the outstanding old note surrendered in exchange therefore or, if no interest was paid on such outstanding old note, from the date of original issuance. For subsequent interest payments, interest will accrue from and including the most recent interest payment date (whether or not such interest payment date was a business day), for which interest has been paid or provided for, to but excluding the relevant interest payment date.

Ranking	The new notes and guarantees will be our and the guarantors’ senior unsecured obligations and:

•	will rank equally in right of payment with all of our and the guarantors’ existing and future senior indebtedness;

•	will rank senior in right of payment to all of our and the guarantors’ existing and future subordinated indebtedness;

•	be effectively junior to our and the guarantors’ existing and future secured debt to the extent of the value of the assets securing such debt; and

•	be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the notes.

Optional Redemption

On or after June 15, 2017, we may redeem some or all of the notes at any time at the redemption prices described under “Description of Notes — Optional Redemption,” plus accrued and unpaid interest. In addition, at any time prior to June 15, 2015, we may also redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings at the redemption price specified under “Description of Notes — Optional Redemption,” plus accrued and unpaid interest. We may also redeem the notes, in whole or in part, at any time prior to June 15, 2017, at a price equal to 100% of the principal amount thereof plus the Applicable Premium as specified under “Description of Notes — Optional Redemption,” plus accrued and unpaid interest.

Change of Control Offer	If we experience certain kinds of changes of control, we must offer to purchase the notes at 101% of their principal amount plus accrued and unpaid interest if any.

Certain Covenants	The indenture contains covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	make restricted payments (including paying dividends on, redeeming or repurchasing our capital stock);

•	Dispose of our assets;

•	make investments;

•	grant liens on our assets;

•	merge or consolidate or transfer certain of our assets; and

•	enter into transactions with our affiliates.

Use of Proceeds	We will not receive any proceeds from the issuance of the new notes in the exchange offer. This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated as of April 16, 2012, by and among us, the guarantors party thereto, and the initial purchasers of the old notes. In return for issuance of the new notes, we will receive in exchange, old notes in like principal amount. We will retire or cancel all of the old notes tendered in the exchange offer.

RISK FACTORS

You should carefully consider the risks described as well as the other information contained in this prospectus, as well as the other information included in this prospectus and the risk factors incorporated by reference into this prospectus from Part I, Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the year ended August 31, 2011, before making a decision to participate in the exchange offer. The risks described below and incorporated herein by reference are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations. Any of such risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to the Old Notes and the Exchange Offer

You may not be able to sell your old notes if you do not exchange them for new notes in the exchange offer.

If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to the restrictions on transfer as stated in the legend on the old notes. In general, you may not reoffer, resell or otherwise transfer the old notes in the United States unless they are:

•	registered under the Securities Act;

•	offered or sold under an exemption from the Securities Act and applicable state securities laws; or

•	offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently anticipate that we will register the old notes under the Securities Act.

Holders of the old notes who do not tender their old notes will have no further rights under the registration rights agreement, including registration rights and the right to receive additional interest.

Holders who do not tender their old notes will not have any further registration rights or any right to receive additional interest under the registration rights agreement or otherwise.

The market for old notes may be significantly more limited after the exchange offer and you may not be able to sell your old notes after the exchange offer.

If old notes are tendered and accepted for exchange under the exchange offer, the trading market for old notes that remain outstanding may be significantly more limited. As a result, the liquidity of the old notes not tendered for exchange could be adversely affected. The extent of the market for old notes and the availability of price quotations would depend upon a number of factors, including the number of holders of old notes remaining outstanding and the interest of securities firms in maintaining a market in the old notes. An issue of securities with a similar outstanding market value available for trading, which is called the “float,” may command a lower price than comparable issues of securities with a greater float. As a result, the market price for old notes that are not exchanged in the exchange offer may be affected adversely as old notes exchanged in the exchange offer reduce the float. The reduced float also may make the trading price of the old notes that are not exchanged more volatile.

Your old notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your old notes will continue to be subject to existing transfer restrictions and you may not be able to sell your old notes.

We will not accept your old notes for exchange if you do not follow the exchange offer procedures. We will issue new notes as part of the exchange offer only after timely receipt of your old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your old notes, please allow sufficient time to ensure timely delivery. If we do not receive your old notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your old notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If there are defects or irregularities with respect to your tender of old notes, we will not accept your old notes for exchange.

There is no established trading market for the new notes and there is no assurance that any active trading market will develop for the new notes.

The new notes will be securities for which there is no established public market. An active market for the new notes may not develop or, if developed, it may not continue. The liquidity of any market for the new notes will depend upon, among other things, the number of holders of the new notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the new notes and other factors. A liquid trading market may not develop for the new notes. If an active market does not develop or is not maintained, the price and liquidity of the new notes may be adversely affected.

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the new notes.

Based on the position of the SEC enunciated in Morgan Stanley & Co., Inc., SEC no-action letter (June 5, 1991) and Exxon Capital Holdings Corporation , SEC no-action letter (May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, we believe that you may offer for resale, resell or otherwise transfer the new notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your new notes. In these cases, if you transfer any new note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your new notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

Risks Related to the Notes

The notes are effectively subordinated to our secured debt and structurally subordinated to the liabilities of our subsidiaries except to the extent any such subsidiary has guaranteed our obligations under the notes.

The notes are our senior unsecured obligations and rank equal in right of payment with any of our other senior unsecured indebtedness and senior in right of payment to any indebtedness that is contractually subordinated to the notes. The notes, however, are effectively subordinated to all of our existing or future secured indebtedness to the extent of the value of the collateral securing such indebtedness. As of May 31, 2012, we had $398.8 million of total debt outstanding, of which $98.8 million was secured. We may incur additional indebtedness (including secured indebtedness) in the future, subject to the limits contained in the indenture governing the notes. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to us, the holders of any secured indebtedness will be entitled to proceed directly against the collateral securing such indebtedness. Therefore, such collateral will not be available for satisfaction of any amounts owed under our unsecured indebtedness, including the notes, until such secured indebtedness is satisfied in full.

Certain of our domestic subsidiaries guarantee our obligations under the indenture and the notes as described under “Description of Notes — Guarantees.” Each such guarantee is a general unsecured obligation of the relevant guarantor, is effectively subordinated to all existing and future secured indebtedness of that guarantor to the extent of the value of the collateral securing such indebtedness, ranks equally in right of payment with all existing and future unsecured senior indebtedness of that guarantor and is senior in right of payment to any existing and future subordinated indebtedness of that guarantor. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to any subsidiary that is not such a guarantor, we, as a common equity owner of such subsidiary, and, therefore, holders of our debt, including holders of the notes, will be subject to the prior claims of such subsidiary’s creditors, including trade creditors, and preferred equity holders. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to any subsidiary that is a guarantor, the holders of any secured indebtedness of such subsidiary will be entitled to proceed directly against the collateral securing such indebtedness. Therefore, such collateral will not be available for satisfaction of any amounts owed under such subsidiary’s guarantee with respect to the notes, until such secured indebtedness is satisfied in full. As of May 31, 2012, the non-guarantor subsidiaries had no indebtedness outstanding, excluding intercompany balances. The provisions of the indenture governing the notes do not prohibit our subsidiaries from incurring additional indebtedness (including secured indebtedness) or issuing preferred equity in the future.

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have a substantial amount of debt, which requires significant interest and principal payments. As of May 31, 2012 we had $398.8 million of total debt outstanding. Subject to the limits contained in the indenture governing the notes and our other debt instruments, we may be able to incur additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to the holders of the notes, including the following:

•	making it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

We may be unable to service our indebtedness, including the notes.

Our ability to make scheduled payments on and to refinance our indebtedness, including the notes, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the international banking and capital markets. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, including the notes, to refinance our debt or to fund our other liquidity needs. If we are unable to meet our debt obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, including the notes, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

The assets of our subsidiaries that are not guarantors will be subject to prior claims by creditors of those subsidiaries.

You will not have a claim as a creditor against our subsidiaries that are not guarantors of the notes. Our existing and future foreign and certain domestic subsidiaries will not guarantee the notes. Therefore, the assets of our non-guarantor subsidiaries will be subject to prior claims by creditors of those subsidiaries, whether secured or unsecured. Unrestricted subsidiaries under the indenture are also not subject to the covenants in the indenture.

The indenture permits our restricted subsidiaries that are not guarantors of the notes to incur significant debt. See “Description of Notes — Certain Covenants — Limitation on Incurrence of Debt.”

We rely on our subsidiaries for our operating funds, and our subsidiaries have no obligation to supply us with any funds.

We conduct our operations through subsidiaries and are dependent upon our subsidiaries for the funds we need to operate. We will be dependent on the transfer of funds from our subsidiaries to make the payments due under the notes. Each of our subsidiaries is a distinct legal entity and has no obligation, contingent or otherwise, to transfer funds to us. Our ability to pay the notes, and the ability of the our subsidiaries to transfer funds to us, could be restricted by the terms of subsequent financings.

The indenture governing the notes and our senior credit facility impose significant operating and financial restrictions on our company and our subsidiaries, which may prevent us from capitalizing on business opportunities.

Our senior credit facility and the indenture governing the notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to:

•	incur additional indebtedness or enter into sale and leaseback obligations;

•	pay certain dividends or make certain distributions on our capital stock or repurchase our capital stock;

•	make certain capital expenditures;

•	make certain investments or other restricted payments;

•	place restrictions on the ability of subsidiaries to pay dividends or make other payments to us;

•	engage in transactions with stockholders or affiliates;

•	sell certain assets or merge with or into other companies;

•	guarantee indebtedness; and

•	create liens.

As a result of these covenants and restrictions, we will be limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

The notes and the subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances and a court may try to subordinate or void them.

Under the fraudulent conveyance statutes, if a court were to find that, at the time the notes were issued:

•	we issued the notes with the intent to hinder, delay or defraud any present or future creditor, or

•	contemplated insolvency with a design to favor one or more creditors to the exclusion of others; or

•	we did not receive fair consideration or reasonably equivalent value for issuing the notes and, at the time we issued the notes, we:

•	were insolvent or became insolvent as a result of issuing the notes;

•	were engaged or about to engage in a business or transaction for which our remaining assets constituted unreasonably small capital; or

•

intended to incur, or believed that we would incur, debts beyond our ability to pay those debts as they matured (as all of the foregoing terms are defined or interpreted under the relevant fraudulent transfer or conveyance statutes);

the court could void or subordinate the obligations evidenced by the notes.

On the basis of historical financial information, recent operating history and other factors, we believe that we are not insolvent, we are neither engaged nor about to engage in a business or transaction for which our remaining assets constitute unreasonably small capital, and we do not intend to incur, or believe that we will incur, obligations beyond our ability to pay as those obligations mature. We cannot predict what standard a court would apply in making such determinations or whether that court would agree with our conclusions in this regard.

The amount that can be collected under the guarantees will be limited.

Each of the guarantees is limited to the maximum amount that can be guaranteed by a particular guarantor without rendering the guarantee, as it relates to that guarantor, voidable. See “Risk Factors — The notes and the subsidiary guarantees could be deemed fraudulent conveyances under certain circumstances and a court may try to subordinate or void them.” In general, the maximum amount that can be guaranteed by a particular guarantor may be less, including significantly less, than the principal amount of the notes.

We may not be able to finance a change of control offer required by the indenture.

Upon a change of control, as defined under the indenture governing the notes, you will have the right to require us to offer to purchase all of the notes then outstanding at a price equal to 101% of the principal amount of the notes, plus accrued interest. In order to obtain sufficient funds to pay the purchase price of the outstanding notes, we expect that we would have to refinance the notes. We cannot assure you that we would be able to refinance the notes on reasonable terms, if at all. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indenture. Such an event of default may cause the acceleration of our other debt. Our senior secured credit facility and other debt agreements also contain, and may in the future contain, restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under the indenture.

The lenders under our senior credit facility will have the discretion to release the guarantors under the instruments governing that indebtedness in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the notes.

While any obligations under our senior credit facility remain outstanding, any guarantee of the notes may be released without action by, or consent of, any holders of the notes or the trustee under the indenture governing the notes offered hereby, at the discretion of lenders under our senior credit facility, if the related guarantor is no longer a guarantor of obligations under that indebtedness or any other indebtedness. See “Description of Notes.” The lenders under our senior credit facility will have the discretion to release the guarantees under the senior credit facility in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

There may be no public market for the notes and the liquidity of the notes may be limited.

There is currently no public market for the notes. We do not intend to apply for listing of the notes on any securities exchange or inclusion of the notes on any automated quotation system. We cannot assure you that a market for the notes will develop.

If a market for the notes does develop, we also cannot assure you that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable. We also cannot assure you as to the level of liquidity of the trading market for the notes. Future trading prices of the notes will depend on many factors, including:

•	our operating performance, prospects and financial condition or the operating performance, prospects and financial condition of companies in our industry generally;

•	the interest of securities dealers in making a market for the notes;

•	prevailing interest rates; and

•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. If a market for the notes develops, it is possible that the market for the notes will be subject to disruptions and price volatility. Any disruptions may have a negative effect on holders of the notes, regardless of our prospects and financial performance.

If on any date following the issuance of the notes, the notes have investment grade ratings, many of our restrictive covenants will cease to be in effect.

If on any date following the issuance of the notes, the notes are rated at least BBB- (or the equivalent) by S&P and at least Baa3 (or the equivalent) by Moody’s and certain other conditions are met, many of the restrictive covenants in the indenture will be terminated with respect to the notes. As a result, you may have less credit protection than you will have at the time the notes are issued. We cannot assure you that the notes will ever be rated investment grade or that, if they are, that they will maintain such ratings. See “Description of Notes — Certain Covenants.”

We have capacity to make substantial restricted payments.

We have capacity to make substantial restricted payments, which includes dividends, stock repurchases and investments. The amount of such restricted payments will be calculated under the formula set forth in the covenant described under the caption “Description of Notes — Certain Covenants — Limitation on Restricted Payments,” subject to other limitations set forth in that covenant and in the covenants governing our other indebtedness, and limitations imposed by applicable law. In addition, the indenture governing the notes will permit us to make substantial other restricted payments and substantial permitted investments regardless of such formula amount.

Risks Related to Our Business

For a discussion of risks relating to our business, see Item 1A (“Risk Factors”) and Item 7A (“Quantitative and Qualitative Disclosures About Market Risk”) in our Annual Report on Form 10-K for the fiscal year ended August 31, 2011 and our other filings with the SEC that are incorporated into this prospectus by reference.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The terms “may,” “should,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “objective,” “plan,” “project” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, factors that may cause actual results or events to differ materially from those contemplated by such forward-looking statements include, without limitation, general economic conditions and market conditions in the truck, automotive, agricultural, industrial, production automation, oil & gas, power generation, maintenance, energy, marine, solar, infrastructure, residential and commercial construction and retail electrical do-it-yourself (“DIY”) industries, market acceptance of existing and new products, successful integration of acquisitions and related restructuring, operating margin risk due to competitive pricing and operating efficiencies, supply chain risk, material, labor, or overhead cost increases, foreign currency risk, interest rate risk, commodity risk, the impact of geopolitical activity on the economy, economic uncertainty and the impact on our served markets, litigation matters, our ability to access capital markets, and other factors that may be referred to or noted in the Company’s reports filed with the SEC from time to time. We disclaim any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or any other reason.

Forward-looking statements should be considered in light of various factors, including those set forth in this prospectus under “Risk Factors” and elsewhere in this prospectus or incorporated by reference herein. Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the new notes in the exchange offer. This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated as of April 16, 2012, by and among us, the guarantors party thereto, and the initial purchasers of the old notes. In return for issuance of the new notes, we will receive in exchange old notes in like principal amount. We will retire or cancel all of the old notes tendered in the exchange offer.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth certain of our summary financial data. The operating data for the fiscal years ended August 31, 2011, 2010 and 2009 and the balance sheet data as of August 31, 2011 and 2010 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The balance sheet data as of August 31, 2009 and the data as of and for the fiscal year ended August 31, 2008 have been derived from our audited consolidated financial statements that are not incorporated by reference into this prospectus. The data as of and for the fiscal year ended August 31, 2007 have been derived from our consolidated financial statements after adjustments for discontinued operations, which are not incorporated by reference. The data as of and for the nine months ended May 31, 2012 and 2011 have been derived from our unaudited financial statements incorporated by reference into this prospectus.

The unaudited financial statements were prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal and recurring adjustments, necessary to be a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period. The data should be read in conjunction with the financial statements and “Management’s Discussion and

Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended August 31, 2011 and our Quarterly Report on Form 10-Q for the nine month period ended May 31, 2012 which are incorporated herein by reference. The results of all businesses acquired or divested during the time periods presented are included in the table from their respective acquisition dates or up to their respective divestiture dates, which impacts the comparability of the data presented in the table. All amounts presented in the table are in thousands.

	Year Ended August 31,					Nine Months Ended May 31,
	2007	2008	2009	2010	2011	2011	2012
						(unaudited)
Operating Data:
Net sales	$1,274,207	$1,446,140	$1,117,625	$1,160,508	$1,445,323	$1,041,887	$1,200,038
Cost of products sold	821,717	917,027	729,398	733,256	889,424	640,969	740,018

Gross profit	452,490	529,113	388,227	427,252	555,899	400,918	460,020
Selling, administrative and engineering expenses	247,481	298,532	250,004	267,866	332,639	244,453	263,935
Restructuring charges	—	—	19,530	15,597	2,223	—	—
Impairment charges	—	—	31,321	—	—	—	—
Amortization of intangible assets	10,212	13,941	19,644	22,017	27,467	19,846	21,684

Operating profit	194,797	216,640	67,728	121,772	193,570	136,619	174,401
Financing costs, net	33,001	36,409	41,849	31,859	32,119	23,640	23,279
Debt refinancing charges	—	—	—	—	—	—	16,830
Other expense (income), net	1,043	(2,049)	(714)	711	2,244	1,276	3,090

Earnings from continuing operations before income tax expense	160,753	182,280	26,593	89,202	159,207	111,703	131,202
Income tax expense	46,792	56,489	611	18,846	34,711	24,540	27,452

Earnings from continuing operations	113,961	125,791	25,982	70,356	124,496	87,163	103,750
Discontinued operations, net of income taxes	(9,009)	(3,247)	(12,259)	(46,325)	(12,937)	(16,986)	—

Net earnings	$104,952	$122,544	$13,723	$24,031	$111,559	$70,177	$103,750

Balance Sheet Data:
Cash and cash equivalents	$86,680	$122,549	$11,385	$40,222	$44,221	$68,299	$80,149
Total current assets	505,280	592,466	363,662	460,150	546,484	573,339	575,291
Property, plant, and equipment, net	122,817	134,550	129,118	108,382	128,649	110,769	115,965
Total assets	1,500,776	1,668,382	1,568,431	1,621,703	2,056,681	1,929,215	2,034,109
Senior debt	411,657	423,818	259,235	249,537	407,432	349,407	398,750
Total debt	561,657	573,818	400,135	367,380	525,227	467,216	398,750
Total shareholders’ equity	499,921	629,506	747,370	739,721	919,013	877,863	1,077,285

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Year Ended August 31,					Nine Months Ended May 31,
	2007	2008	2009	2010	2011	2011	2012
Ratio of Earnings to Fixed Charges	5.6	5.5	1.6	3.6	5.6	5.4	6.1

For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, adjusted for the portion of fixed charges deducted from the earnings, less capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, amortization of debt issuances costs and the estimated interest component of rent expense.

THE EXCHANGE OFFER

Purpose and Effect

Concurrently with the sale of the old notes on April 16, 2012, we and the guarantors entered into a registration rights agreement with the initial purchasers of the old notes, which requires us to file an exchange offer registration statement under the Securities Act with respect to the new notes (the “exchange offer registration statement”) and, upon the effectiveness of the exchange offer registration statement, offer to the holders of old notes who are able to make certain representations the opportunity to exchange their old notes for a like principal amount of new notes. The new notes will be issued without a restrictive legend and may generally be reoffered and resold without registration under the Securities Act.

Pursuant to the registration rights agreement, for the benefit of the holders of the notes, we agreed to, at our own expense, (i) file an exchange offer registration statement with the SEC with respect to an offer to exchange the old notes for new notes having identical terms to the notes offered hereby and which will evidence the same continuing indebtedness (except that the new notes will not contain terms with respect to transfer restrictions or interest rate increases as described herein) within 270 calendar days after the original issuance of the old notes, (ii) use our commercially reasonable efforts to cause the exchange offer registration statement to be declared effective by the SEC under the Securities Act within 360 calendar days after the original issuance of the old notes and (iii) use our commercially reasonable efforts to consummate the exchange offer within 40 calendar days after the effectiveness of the exchange offer registration statement. We will keep the exchange offer open for at least 20 business days (or longer if required by applicable law) after the date that notice of the exchange offer is mailed to the holders of the notes. For each note surrendered to us pursuant to the exchange offer, the holder who surrendered such note will receive a new note having a principal amount equal to that of the surrendered note. Interest on each new note will accrue from the last interest payment date on which interest was paid on the note surrendered in exchange therefor or, if no interest has been paid on such note, from the original issue date of such note.

Under existing interpretation of the Securities Act by the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the new notes will generally be freely transferable by holders thereof after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of notes, as set forth below). However, any purchaser of notes who is an “affiliate” of the issuer or any guarantor and any purchaser of the notes who intends to participate in the exchange offer for the purpose of distributing the new notes (i) will not be able to rely on the interpretations of the staff of the SEC, (ii) will not be able to tender its notes in the exchange offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements.

In addition, in connection with any resales of new notes, any broker-dealer (a “participating broker- dealer”) which acquired the notes for its own account as a result of market making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes (other than a resale of an unsold allotment from the original sale of the old notes) with the prospectus contained in the exchange offer registration statement. We agreed to make available for a period of up to 180 days after consummation of the exchange offer a prospectus meeting the requirements of the Securities Act to any participating broker-dealer and any other persons with similar prospectus delivery requirements, for use in connection with any resale of new notes. A participating broker-dealer or any other person that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreement (including certain indemnification rights and obligations thereunder).

Each holder of the notes (other than certain specified holders) who wishes to exchange old notes for new notes in the exchange offer will be required to make certain representations, including representations that (i) any new notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes, (iii) it is not an “affiliate” as (defined in Rule 405 under the Securities Act) of us, or any Guarantor or, if it is such an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable, and (iv) it is not acting on behalf of any person who could not truthfully make the foregoing representations.

In the event that (i) any changes in law or the applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, (ii) for any other reason the exchange offer is not consummated within 400 calendar days after the original sale of the old notes, (iii) under certain circumstances, the initial purchasers shall so request or (iv) any holder of notes (other than the initial purchasers) is not eligible to participate in the exchange offer, we will, at our expense, (a) as promptly as practicable, file with the SEC a shelf registration statement covering resales of the notes, (b) use our commercially reasonable efforts to cause the shelf registration statement to be declared effective within 60 calendar days of the filing thereof and (c) use our commercially reasonable efforts to keep the shelf registration statement effective until the earlier of the second anniversary of the closing of this offering and the date all notes covered by the shelf registration statement have either been sold in the manner set forth and as contemplated in the shelf registration statement or become eligible for resale pursuant to Rule 144 under the Securities Act without volume restrictions. We will, in the event of the filing of the shelf registration statement, provide to each holder of the notes copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder of notes that sells its notes pursuant to the shelf registration statement generally (i) will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, (ii) will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and (iii) will be bound by the provisions of the registration rights agreement that are applicable to such a holder (including certain indemnification rights and obligations thereunder). In addition, each holder of the notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreement to have their notes included in the shelf registration statement and to benefit from the provisions regarding liquidated damages described in the following paragraph.

In the event that (i) if obligated to file a shelf registration statement, a shelf registration statement is not filed with the SEC on or prior to the later of (x) 270 calendar days after the original sale of the old notes and (y) 30 calendar days after the date on which the obligation to file a shelf registration statement arises, (ii) the exchange offer registration statement is not declared effective by the SEC within 360 calendar days after the closing of this offering, (iii) if obligated to file a shelf registration statement, such shelf registration statement is not declared effective by the SEC within 60 calendar days of the filing thereof, (iv) the exchange offer is not consummated within 40 calendar days after the effectiveness of the exchange offer registration statement or (v) any registration statement is filed and declared effective but shall thereafter cease to be effective or fail to be usable for its intended purpose without being succeeded immediately by a post-effective amendment that cures such failure and that is itself immediately declared effective (each such event a “registration default”), the interest rate borne by the notes will be increased by one-quarter of one percent per annum, beginning the day after the date specified above. Thereafter, the interest rate borne by the notes will be increased by an additional one-quarter of one percent per annum for each 90-day period that elapses before additional interest ceases to accrue in accordance with the following sentence; provided that the aggregate increase in such annual interest rate may in no event exceed 1.0 percent. Following the cure of all registration defaults, the interest rate will be reduced to the original interest rate; provided, however, that, if after any such reduction in interest rate, a different registration default occurs, the interest rate shall again be increased pursuant to the foregoing provisions.

The summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Resale of New Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer new notes issued in the exchange offers without complying with the registration and prospectus delivery provisions of the Securities Act, if: you are not an “affiliate” of Actuant Corporation or any guarantor within the meaning of Rule 405 under the Securities Act; you do not have an arrangement or understanding with any person to participate in a distribution of the new notes in violation of the provisions of the Securities Act; you are not engaged in, and do not intend to engage in, a distribution of the new notes; and you are acquiring the new notes in the ordinary course of your business.

If you are our affiliate or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the new notes, or are not acquiring the new notes in the ordinary course of your business: you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corp. (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, publicly available July 2, 1993, or similar no-action letters; and in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes.

This prospectus may be used for an offer to resell, resale or other transfer of new notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please read “Plan of Distribution” for more details regarding the transfer of new notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all old notes validly tendered and not validly withdrawn prior to 11:59 p.m., Eastern time, on Friday, September 7, 2012, or such date and time to which we extend the offer. Old notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The new notes will evidence the same debt as the old notes and will be issued under the terms of, and be entitled to the benefits of, the indenture relating to the old notes.

As of the date of this prospectus, $300 million in aggregate principal amount of notes was outstanding, and there was one registered holder, a nominee of the Depository Trust Company, or DTC. This prospectus is being sent to that registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted for exchange validly tendered old notes when, as and if we have given oral or written notice of the acceptance to U.S. Bank National Association, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us and delivering the new notes to holders. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “— Conditions to the Exchange Offer” or otherwise, such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes promptly after the expiration date unless the exchange offer is extended.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses applicable to the exchange offer, other than certain applicable taxes, underwriting discounts, if any, and commissions and transfer taxes, if any, which shall be borne by the holder. See “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date for the exchange offer shall be 11:59 p.m., Eastern time, on Friday, September 7, 2012, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion, to delay accepting for exchange any old notes (if we amend or extend the exchange offer), to extend the exchange offer or, if any of the conditions set forth under “— Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or to amend the terms of the exchange offer in any manner.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the new notes for those old notes, we determine that the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC.

In addition we will not be obligated to accept for exchange the old notes of any holder that has not made to us the representations described under “— Purpose and Effect” or any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form of registration of the new notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of such extension to their holders. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give notice by press release or other public announcement of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for those old notes, if at such time any stop order shall be in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every commercially reasonable effort to obtain the withdrawal of any stop order at the earliest practicable date.

Procedures for Tendering

To tender your old notes in the exchange offer, you must comply with either of the following: complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “— Exchange Agent” prior to the expiration date; or comply with DTC’s Automated Tender Offer Program, or ATOP, procedures described below.

In addition, either the exchange agent must receive certificates for old notes along with the letter of transmittal prior to the expiration date or the exchange agent must receive a timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date.

Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of old notes, letter of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing old notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your old notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the old notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either: make appropriate arrangements to register ownership of the old notes in your name; or obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless the old notes surrendered for exchange are tendered: by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any certificates representing old notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

If you are a participant that has old notes which are credited to your DTC account by book-entry and which are held of record by DTC, you may tender your old notes by book-entry transfer as if you were the record holder. Because of this, reference herein to registered or record holders include DTC participants with old notes credited to their accounts. If you are not a DTC participant, you may tender your old notes by book-entry transfer by contacting your broker, dealer or other nominee or by opening an account with a DTC participant.

Participants in DTC’s ATOP program must electronically transmit their acceptance of the exchange by causing DTC to transfer the old notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its ATOP that is tendering old notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal; and

•	we may enforce the agreement against such participant.

Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus.

We reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date or, as set forth under “— Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

Subject to and effective upon the acceptance for exchange and exchange of new notes, a tendering holder of old notes will be deemed to: have agreed to irrevocably sell, assign, transfer and exchange, to us all right, title and interest in, to and under all of the old notes tendered thereby; have represented and warranted that when such old notes are accepted for exchange by us, we will acquire good and marketable title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims; and have irrevocably appointed the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered old notes, with full power of substitution to (1) deliver certificates representing such old notes, or transfer ownership of such old notes on the account books maintained by DTC (together, in any such case, with all accompanying evidences of transfer and authenticity), to us, (2) present and deliver such old notes for transfer on our books and (3) receive all benefits and otherwise exercise all rights and incidents of beneficial ownership with respect to such old notes, all in accordance with the terms of the exchange offer.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where those old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those new notes. See “Plan of Distribution.”

Acceptance of New Notes

In all cases, we will promptly issue new notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives: old notes or a timely book-entry confirmation of such old notes into the exchange agent’s account at the book-entry transfer facility; and a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering old notes pursuant to the exchange offer, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the new notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the new notes;

•	you are not engaging in or intend to engage in a distribution of the new notes; and

•

if you are a broker that will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, that you will comply with the applicable provisions of the Securities Act (including, but not limited to, the prospectus delivery requirements thereunder).

The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

We will interpret the terms and conditions of the exchange offer, including the letter of transmittal and the instructions to the letter of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes if the acceptance might, in its or its counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular old notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of them incur any liability for any failure to give notification. Any old notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Return of Notes

If we do not accept any tendered old notes for any reason described in the terms and conditions of the exchange offer or if you withdraw or submit old notes for a greater principal amount than you desire to exchange, we will return the unaccepted, withdrawn or non-exchanged notes without expense to you as promptly as practicable.

Book-Entry Transfer

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the old notes at DTC, as the book-entry transfer facility, for purposes of the exchange offer. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the old notes by causing the book-entry transfer facility to transfer those old notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of old notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an agent’s message in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive new notes for tendered old notes. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of old notes at any time prior to 11:59 p.m., Eastern time, on the expiration date.

For a withdrawal to be effective, the exchange agent must receive a written notice, which may be by facsimile or letter, of withdrawal at its address set forth below under “— Exchange Agent”; or you must comply with the DTC’s ATOP procedures.

Any notice of withdrawal must specify the name of the person who tendered the old notes to be withdrawn, identify the old notes to be withdrawn, including the certificate numbers and principal amount of the old notes and be signed by the holder in the same manner as the original signature on the letter of transmittal by which such old notes are tendered (including any required signature guarantees).

If old notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the old notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the applicable exchange offer. Properly withdrawn old notes may be retendered by following the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or should be directed to the exchange agent addressed as follows:

U.S. Bank National Association

60 Livingston Avenue

St. Paul, Minnesota 55107

Attention: Specialized Finance

Fax No.: (651) 466-7372

Confirmation No.: (800) 934-6802

General Bondholder Inquiry No.: (800) 934-6802

Fees And Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer and exchange of old notes to us in the exchange offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder.

DESCRIPTION OF NOTES

On April 16, 2012, Actuant Corporation issued $300 million of 5.625% senior notes due 2022 (the “old notes”) under an indenture, dated as of April 16, 2012, between the Company, the subsidiary guarantors and U.S. Bank National Association, as trustee (in such capacity, the “Trustee”). As used in this “Description of Notes,” except as otherwise specified, the term “notes” means the old notes and the new notes offered in the exchange transaction that is being registered hereby (the “new notes”). All such notes will be treated as a single class for all purposes under the indenture. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, which is referred to in this prospectus as the Trust Indenture Act, or TIA. For purposes of this section of this prospectus, references to the “Company,” “we,” “us,” “our” or similar terms shall mean Actuant Corporation without its subsidiaries.

The statements under this caption relating to the indenture and the notes are summaries and are not a complete description of the indenture or the notes, and where reference is made to particular provisions of the indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the indenture. The definitions of certain capitalized terms used in the following summary are set forth below under “— Certain Definitions.” Unless otherwise indicated, references under this caption to Sections or Articles are references to sections and articles of the indenture. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

The notes mature on June 15, 2022. The initial offering of the notes was for $300 million in an aggregate principal amount. The Company may issue additional notes (the “additional notes”) under the indenture, subject to the limitations described below under the covenant “Limitation on Incurrence of Debt.” The notes and any additional notes subsequently issued under the indenture would be treated as a single class for all purposes of the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Interest is payable at 5.625% per annum. Interest on the notes will be payable semi-annually in cash in arrears on June 15 and December 15, commencing on June 15, 2012. The Company will make each interest payment to the holders of record of the notes on the immediately preceding June 1 and December 1. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date with respect to the notes.

The principal of, premium, if any, and interest on the notes is payable, and the notes are exchangeable and transferable, at the office or agency of the Company maintained for such purposes, which initially will be the corporate trust office of the Trustee; provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. The notes are issued only in fully registered form without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 thereof. No service charge will be made for any registration of transfer, exchange or redemption of notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Guarantees by Certain Domestic Subsidiaries

The notes are fully and unconditionally guaranteed (except for certain customary limitations), by the Guarantors (the “Note Guarantees”). On the Issue Date, the Guarantors included each of our Domestic Subsidiaries that guarantee obligations under our Credit Agreement. The Note Guarantees are senior unsecured obligations of each Guarantor and rank equal with all existing and future senior Debt of such Guarantor and senior to all subordinated Debt of such Guarantor. The Note Guarantees are effectively subordinated to any secured debt of such Guarantor to the extent of the assets securing such Debt.

The indenture provides that the obligations of a Guarantor under its Note Guarantee are limited to the maximum amount as will result in the obligations of such Guarantor under the Note Guarantee not to be deemed to constitute a fraudulent conveyance or fraudulent transfer under federal or state law.

As of the date of the indenture, all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Limitation on Creation of Unrestricted Subsidiaries,” any of our Subsidiaries may be designated as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the indenture and do not guarantee the notes. Claims of creditors of non-guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those Subsidiaries, and claims of preferred stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including Holders of the notes. Our subsidiaries’ ability to make advances or loans to us or to pay dividends or make other distributions to us depends upon their operating results and is subject to applicable laws and contractual restrictions. The indenture does not limit our subsidiaries’ ability to enter into other agreements that prohibit or restrict dividends or other payments or advances to us. In addition, our Foreign Subsidiaries do not guarantee the notes. See “Risk Factors — The assets of our subsidiaries that are not guarantors are subject to prior claims by creditors of those subsidiaries.”

The indenture provides that in the event of (a) a sale or other transfer or disposition of all of the Capital Stock of any Guarantor to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in compliance with the terms of the indenture, (b) in the event all or substantially all the assets or Capital Stock of a Guarantor are sold or otherwise transferred, by way of merger, consolidation or otherwise, to a Person in compliance with the terms of the indenture or (c) the release or discharge of such Guarantor from its guarantee of Debt under the Credit Agreement (including by reason of the termination of the Credit Agreement) or the guarantee that resulted in the obligation of such Guarantor to guarantee the notes, except a discharge or release by or as a result of payment under such guarantee, then such Guarantor (or the Person concurrently acquiring such assets of such Guarantor) shall be deemed automatically and unconditionally released and discharged of any obligations under its Note Guarantee, as may be (but shall not be required to be) evidenced by a supplemental indenture executed by the Company, the Guarantors and the Trustee, without any further action on the part of the Trustee or any Holder; provided that, in the case of an event described in clauses (a) or (b) above, the Net Cash Proceeds of such sale or other disposition are applied in accordance with the “Limitation on Asset Sales” covenant.

Ranking

Ranking of the notes

The notes are unsecured senior obligations of the Company. As a result, the notes:

•	rank pari passu in right of payment with all existing and future debt of the Company that is not expressly subordinated to the notes;

•	are effectively subordinated to any existing and future secured debt of the Company to the extent of the value of the collateral securing that debt;

•	are effectively subordinated to the debt (including trade payables) of the non-Guarantor Subsidiaries; and

•	rank senior in right of payment to any future subordinated debt of the Company.

Ranking of the Note Guarantees

Each Note Guarantee is an unsecured senior obligation of the Guarantor executing such Note Guarantee. As such, each Note Guarantee:

•	ranks pari passu in right of payment with all existing and future debt of that Guarantor that is not expressly subordinated to the Guarantee by that Guarantor;

•	is effectively subordinated to any existing and future secured debt of that Guarantor to the extent of the value of the collateral securing that debt; and

•	ranks senior in right of payment to any future subordinated debt of that Guarantor.

As of May 31, 2012, Actuant Corporation and the guarantors had approximately $398.8 million of total debt, including $98.8 million of term loans under our senior credit facility and $598.3 million of revolver availability. All debt outstanding under our credit facility is secured by substantially all of our personal property assets and the personal property assets of the guarantors, including a pledge of 65% of the equity of certain of our foreign subsidiaries and is effectively ranked senior to the notes to the extent of the value of the assets securing such debt. Our non-guarantor subsidiaries had no indebtedness that ranked structurally senior to the notes. See “Risk Factors — The assets of our subsidiaries that are not guarantors are subject to prior claims by creditors of those subsidiaries.” The indenture permits us and the Guarantors to incur additional debt, a portion of which may be secured debt. See “— Certain Covenants — Limitation on Incurrence of Debt.”

Sinking Fund

There are no mandatory sinking fund payment obligations with respect to the notes.

Optional Redemption

Except as set forth below, the notes are subject to redemption, at the option of the Company, in whole or in part, at any time on or after June 15, 2017, upon not less than 30 nor more than 60 days’ notice at the following Redemption Prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the 12-month period beginning June 15 of the years indicated:

Year	Redemption Price
2017	102.813%
2018	101.875%
2019	100.938%
2020 and thereafter	100.000%

In addition to the optional redemption of the notes in accordance with the provisions of the preceding paragraph prior to June 15, 2015, the Company may, with the net proceeds of one or more Qualified Equity Offerings, redeem up to 35% of the aggregate principal amount of the outstanding notes at a redemption price equal to 105.625% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that at least 65% of the principal amount of notes originally issued on the Issue Date remains outstanding immediately after the occurrence of any such redemption (excluding notes held by the Company or its Subsidiaries) and that any such redemption occurs within 90 days following the closing of any such Qualified Equity Offering.

At any time prior to June 15, 2017, notes may also be redeemed in whole or in part, at the Company’s option, at a price (the “Redemption Price”) equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption or purchase (the “Redemption Date”) (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). Such redemption may be made upon notice mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the Redemption Date.

“Applicable Premium” means, at any Redemption Date, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such Redemption Date of (1) the redemption price of such note on June 15, 2017 (such redemption price being that described in the first paragraph of this “Optional

Redemption” section) plus (2) all required remaining scheduled interest payments due on such note through such date, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of such note on such Redemption Date; and, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate; provided that such calculation shall not be a duty or obligation of the Trustee.

“Treasury Rate” means, with respect to a Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) that has become publicly available at least two business days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to June 15, 2017; provided, however, that if the period from the Redemption Date to such date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

If less than all of the notes are to be redeemed, the Trustee will select the notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem fair and appropriate.

No notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

The Company may at any time, and from time to time, purchase notes in the open market or otherwise, subject to compliance with applicable securities laws.

Change of Control

Upon the occurrence of a Change of Control, the Company will make an Offer to Purchase all of the outstanding notes at a Purchase Price in cash equal to 101% of the principal amount tendered, together with accrued interest, if any, to but not including the Purchase Date. For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) within 30 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Company commences an Offer to Purchase all outstanding notes at the Purchase Price and (ii) all notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such Offer to Purchase.

The phrase “all or substantially all,” as used in the definition of “Change of Control,” has not been interpreted under New York law (which is the governing law of the indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the notes elected to exercise their rights under the indenture and the Company elected to contest such election, there could be no assurance how a court interpreting New York law would interpret such phrase. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Company to make an Offer to Purchase the notes as described above.

The provisions of the indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Company that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the management of the Company or its Affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control only if it is the type of transaction specified in such definition. The definition of Change of Control may be amended or modified with the written consent of a majority in aggregate principal amount of outstanding notes. See “— Amendment, Supplement and Waiver.”

The Company will be required to comply with the requirements of any applicable securities laws or regulations in connection with any repurchase of the notes as described above.

The Company will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the indenture and purchases all notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption has been given pursuant to the indenture as described above under the caption “— Optional Redemption.”

The Company’s ability to pay cash to the Holders of notes upon a Change of Control may be limited by the Company’s then existing financial resources. Further, the agreements governing the Company’s other Debt contain, and future agreements of the Company may contain, prohibitions of certain events, including events that would constitute a Change of Control. If the exercise by the Holders of notes of their right to require the Company to repurchase the notes upon a Change of Control occurred at the same time as a change of control event under one or more of the Company’s other debt agreements, the Company’s ability to pay cash to the Holders of notes upon a repurchase may be further limited by the Company’s then existing financial resources. See “Risk Factors — Risks Relating to the notes — We may not be able to finance a change of control offer required by the indenture.”

Certain Covenants

Set forth below are summaries of certain covenants contained in the indenture. If on any date following the Issue Date (i) the notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Termination Event”), the Company and the Restricted Subsidiaries will not be subjected to the following covenants (collectively, the “Terminated Covenants”):

(1)	“— Limitation on Restricted Payments”;

(2)	“— Limitation on Incurrence of Debt”;

(3)	clauses (iii) and (iv) of the first paragraph of “— Consolidation, Merger, Conveyance, Transfer or Lease”;

(4)	“— Limitation on Asset Sales”;

(5)	“— Limitation on Transactions with Affiliates”; and

(6)	“— Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries.”

In the event that a Termination Event occurs, the Company and the Restricted Subsidiaries will no longer be subject to the Terminated Covenants under the indenture, regardless of whether and on any subsequent date one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the notes below as Investment Grade Rating.

There can be no assurance that the notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Incurrence of Debt

The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt (including Acquired Debt); provided, the Company and the Guarantors may Incur Debt so long as, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, (a) the Consolidated Fixed Charge Coverage Ratio of the Company and its Restricted Subsidiaries, determined on a pro forma basis as if any such Debt (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four Quarter Period (other than any Debt Incurred under the revolving portion of a credit agreement), had been Incurred and the proceeds thereof had been applied at the beginning of the Four Quarter Period, and any other Debt repaid since the beginning of the Four Quarter Period had been repaid at the beginning of the Four Quarter Period, would be greater than 2.00:1 and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

If, during the Four Quarter Period or subsequent thereto and prior to the date of determination, the Company or any of its Restricted Subsidiaries shall have engaged in any Asset Sale or Asset Acquisition or shall have designated any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary, Consolidated Cash Flow Available for Fixed Charges and Consolidated Interest Expense for the Four Quarter Period shall be calculated on a pro forma basis giving effect to such Asset Sale or Asset Acquisition or designation, as the case may be, and the application of any proceeds therefrom as if such Asset Sale or Asset Acquisition or designation had occurred on the first day of the Four Quarter Period.

If the Debt which is the subject of a determination under this provision is Acquired Debt, or Debt Incurred in connection with the simultaneous acquisition of any Person, business, property or assets, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary, then such ratio shall be determined by giving effect (on a pro forma basis, as if the transaction had occurred at the beginning of the Four Quarter Period) to the Incurrence of such Acquired Debt or such other Debt by the Company or any of its Restricted Subsidiaries and the inclusion, in Consolidated Cash Flow Available for Fixed Charges, of the Consolidated Cash Flow Available for Fixed Charges of the acquired Person, business, property or assets or redesignated Subsidiary.

Notwithstanding the first paragraph above, the Company and its Restricted Subsidiaries may Incur Permitted Debt.

For purposes of determining any particular amount of Debt under this “Limitation on Incurrence of Debt” covenant, Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For the purposes of determining compliance with this “Limitation on Incurrence of Debt” covenant, in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, including categories of Permitted Debt and under part (a) in the first paragraph of this “Limitation on Incurrence of Debt” covenant, the Company, in its sole discretion, may classify, and from time to time may reclassify, all or any portion of such item of Debt; provided, however, that Debt outstanding on the Issue Date under the Credit Agreement shall always be deemed Incurred under clause (i) of the definition of Permitted Debt.

The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the form of additional Debt or payment of dividends on Capital Stock in the forms of additional shares of Capital Stock with the same terms will not be deemed to be an Incurrence of Debt or issuance of Capital Stock for purposes of this covenant.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of and after giving effect to the proposed Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

(b) after giving effect to such Restricted Payment on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under the “Limitation on Incurrence of Debt” covenant; and

(c) after giving effect to such Restricted Payment on a pro forma basis, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii), (iii) and (vi) of the next succeeding paragraph) shall not exceed the sum (without duplication) of

(1) 50% of the Consolidated Net Income (or, if Consolidated Net Income shall be a deficit, minus 100% of such deficit) of the Company accrued on a cumulative basis during the period (taken as one accounting period) beginning on March 1, 2007 and ending on the last day of the fiscal quarter immediately preceding the date of such proposed Restricted Payment, plus

(2) 100% of the net proceeds received by the Company (including the Fair Market Value of property other than cash) subsequent to June 12, 2007 either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Restricted Subsidiary) of its Qualified Capital Stock, including Qualified Capital Stock issued upon the conversion of Debt or Redeemable Capital Stock of the Company, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Stock (other than Capital Stock or Debt sold to a Subsidiary of the Company), plus

(3) 100% of the net reduction in Investments made subsequent to June 12, 2007 (other than Permitted Investments), in any Person, resulting from payments of interest on Debt, dividends, repayments of loans or advances (but only to the extent such interest, dividends or repayments are not included in the calculation of Consolidated Net Income), in each case to the Company or any Restricted Subsidiary from any Person (including, without limitation, from Unrestricted Subsidiaries) or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries in accordance with the indenture, not to exceed in the case of any Person the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person.

Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries may take the following actions; provided that, in the case of clauses (iv), (v), (viii) or (ix), immediately after giving effect to such action, no Default or Event of Default has occurred and is continuing:

(i) the payment of any dividend on Capital Stock in the Company or a Restricted Subsidiary within 60 days after declaration thereof if at the declaration date such payment would not have been prohibited by the foregoing provisions of this covenant;

(ii) the repurchase, redemption, retirement or other acquisition for value of any Qualified Capital Stock of the Company by conversion into, or by or in exchange for, Qualified Capital Stock, or out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other Qualified Capital Stock of the Company; or the making of any Restricted Payment out of net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Qualified Capital Stock of the Company; provided that the amount of any such net cash proceeds that are used for such repurchase, redemption, retirement or other acquisition for value shall be excluded from clause (c)(2) of the preceding paragraph;

(iii) the redemption, defeasance, repurchase, retirement or other acquisition for value of any Debt of the Company that is subordinate in right of payment to the notes out of the net cash proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of (x) new subordinated Debt of the Company Incurred in accordance with the indenture or (y) Qualified Capital Stock of the Company; provided that the amount of any such net cash proceeds that are used for such redemption, defeasance, repurchase, retirement or other acquisition for value shall be excluded from clause (c)(2) of the preceding paragraph;

(iv) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of any class of its Capital Stock on a pro rata basis; provided that the Company and its Restricted Subsidiaries own at least a majority of the outstanding shares of such class of Capital Stock;

(v) the repurchase, redemption, retirement or other acquisition for value of Capital Stock in the Company held by employees or former employees of the Company or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or pursuant to the terms of any agreement under which such Capital Stock were issued; provided that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Stock does not exceed $10.0 million;

(vi) the repurchase of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities;

(vii) the declaration and payment of dividends to holders of the Company’s Common Stock; provided that the aggregate amount of such dividends paid does not exceed $20.0 million in any fiscal year of the Company;

(viii) any Restricted Payment if, at the time of the making of such payment and after giving effect thereto (including the Incurrence of any Debt to finance such payment), the Consolidated Total Leverage Ratio would not exceed 2.5 to 1.0; and

(ix) other Restricted Payments in an aggregate amount not to exceed 7.5% of Total Assets.

If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, in the good faith determination of the Company, would be permitted under the requirements of the indenture, such Restricted Payment shall be deemed to have been made in compliance with the indenture notwithstanding any subsequent adjustment made in good faith to the Company’s financial statements affecting Consolidated Net Income.

If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this “Limitation on Restricted Payments” covenant, in each case to the extent such Investments would otherwise be so counted.

If the Company or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of an Investment in accordance with the “Limitation on Asset Sales” covenant, which Investment was originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the definition of “Restricted Payments,” the aggregate amount expended or declared for all Restricted Payments shall be reduced by the lesser of (i) the Net Cash Proceeds from the transfer, conveyance, sale, lease or other disposition of such Investment or (ii) the amount of the original Investment, in each case, to the extent originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the definition of “Restricted Payments.”

For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be in an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to enter into, create, incur, assume or suffer to exist any Liens of any kind, other than Permitted Liens, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom without securing the notes and all other amounts due under the indenture (for so long as such Lien exists) equally and ratably with (or prior to) the obligation or liability secured by such Lien.

Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to the indenture, law or regulation) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock owned by the Company or any Restricted Subsidiary or pay any Debt or other obligation owed to the Company or any Restricted Subsidiary, (ii) make loans or advances to the Company or any Restricted Subsidiary thereof or (iii) transfer any of its property or assets to the Company or any Restricted Subsidiary.

However, the preceding restrictions will not apply to the following encumbrances or restrictions existing under or by reason of:

(a) any encumbrance or restriction in existence on the Issue Date, including those required by the Credit Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date;

(b) any encumbrance or restriction pursuant to an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

(c) any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary of the Company on or after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

(d) any encumbrance or restriction pursuant to an agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (c), so long as the encumbrances and restrictions contained in any such refinancing agreement are no less favorable in any material respect to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended in the good faith judgment of the Company;

(e) customary provisions restricting subletting or assignment of any lease, contract, or license of the Company or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

(f) any restriction on the sale or other disposition of assets or property securing Debt as a result of a Permitted Lien on such assets or property;

(g) any encumbrance or restriction by reason of applicable law, rule, regulation or order;

(h) any encumbrance or restriction under the indenture, the notes and the Note Guarantees;

(i) any encumbrance or restriction under the sale of assets, including, without limitation, any agreement for the sale or other disposition of a subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(j) restrictions on cash and other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(k) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(l) any instrument governing Debt or Capital Stock of a Person acquired by the Company or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt or Capital Stock was Incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Debt, such Debt was permitted by the terms of the indenture to be incurred;

(m) purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property so acquired of the nature described in clause (iii) of the first paragraph hereof; and

(n) customary provisions contained in debt instruments of non-Domestic Subsidiaries that are entered into for the purpose of funding working capital requirements.

Nothing contained in this “Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries” covenant shall prevent the Company or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (ii) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Debt of the Company or any of its Restricted Subsidiaries Incurred in accordance with the indenture.

Limitation on Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Capital Stock issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the most recent consolidated balance sheet of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases the Company or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 365 days of their receipt to the extent of the cash received in that conversion; and

(c) any Designated Non-cash Consideration received by the Company or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value (as determined in good faith by the Company), taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 10.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 540 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Cash Proceeds at its option:

(1) to permanently repay or prepay Debt outstanding under the Credit Agreement and, if the Debt repaid is revolving credit Debt, to correspondingly reduce commitments with respect thereto;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business;

(3) to make capital expenditures or to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(4) any combination of the foregoing.

Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $50.0 million, within thirty days thereof, the Company will make an Offer to Purchase to all Holders of notes and if applicable, Pari Passu Indebtedness (on a pro rata basis, if applicable) equal to the Excess Proceeds. The offer price in any Offer to Purchase will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Offer to Purchase, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and additional notes tendered into such Offer to Purchase exceeds the amount of Excess Proceeds, the Trustee will select the notes and such additional notes to be purchased on a pro rata basis. Upon completion of each Offer to Purchase, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of any applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Limitation on Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, conduct any business or enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale or exchange of property, the making of any Investment, the giving of any Guarantee or the rendering of any service) with any Unrestricted Subsidiary or any Affiliate of the Company or any Restricted Subsidiary other than transactions solely among any of the Company and its Restricted Subsidiaries (an “Affiliate Transaction”), unless:

(i) such business, transaction or series of related transactions is on terms no less favorable to the Company or such Restricted Subsidiary than those that could be obtained in a comparable arm’s length transaction between unaffiliated parties; and

(ii) with respect to an Affiliate Transaction involving an amount or having a value in excess of $10.0 million the Company delivers to the Trustee an Officers’ Certificate stating that such business, transaction or series of related transactions complies with clause (i) above.

In the case of an Affiliate Transaction involving an amount or having a value in excess of $50.0 million, the Company must obtain a resolution of the Board of Directors certifying that such Affiliate Transaction complies with clause (i) above.

The foregoing limitations do not limit, and shall not apply to:

(1) Restricted Payments that are permitted by the provisions of the indenture described above under “— Limitation on Restricted Payments” and Permitted Investments permitted under the indenture,

(2) the payment of reasonable and customary fees and indemnities to members of the Board of Directors of the Company or a Restricted Subsidiary who are outside directors,

(3) the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to officers and employees of the Company or any Restricted Subsidiary as determined by the Board of Directors thereof in good faith,

(4) transactions between or among the Company and/or its Restricted Subsidiaries,

(5) the issuance of Qualified Capital Stock of the Company otherwise permitted hereunder, and

(6) transactions with respect to which the Company has obtained a written opinion of a nationally recognized investment banking, accounting or appraisal firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view.

Provision of Financial Information

Whether or not required by the rules and regulations of the Securities and Exchange Commission (the “Commission”), so long as any notes are outstanding, the Company will, subject to the second succeeding paragraph, file with the Commission, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the Commission on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the Commission will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the Commission within the time periods specified above unless the Commission will not accept such filings. The Company will not take any action for the purpose of causing the Commission not to accept any such filings. If, notwithstanding the foregoing, the Commission will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the Commission.

In addition, the Company and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the Commission the reports required by the preceding paragraphs, they will furnish to the Holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Additional Note Guarantees

Each of our Domestic Subsidiaries that guarantees obligations under our Credit Agreement guarantee the notes in the manner and on the terms set forth in the indenture.

After the Issue Date, if any Domestic Subsidiary that is not a Guarantor guarantees any Debt of the Company under any Credit Facility in excess of $25.0 million, such Domestic Subsidiary (i) shall become a Guarantor and execute a supplemental indenture and (ii) shall deliver an opinion of counsel reasonably satisfactory to the Trustee within 10 business days of the date on which it initially guarantees any Debt of the Company under any such Credit Facility.

Limitation on Creation of Unrestricted Subsidiaries

The Company may designate any Subsidiary of the Company to be an “Unrestricted Subsidiary” as provided below, in which event such Subsidiary and each other Person that is then or thereafter becomes a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

“Unrestricted Subsidiary” means:

(1) any Subsidiary designated as such by the Board of Directors of the Company as set forth below where (a) neither the Company nor any of its Restricted Subsidiaries (i) provides credit support for, or Guarantee of, any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any undertaking, agreement or instrument evidencing such Debt) or (ii) is directly or indirectly liable for any Debt of such Subsidiary or any Subsidiary of such Subsidiary and (b) no default with respect to any Debt of such Subsidiary or any Subsidiary of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Debt of the Company and its Restricted Subsidiaries to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any other Restricted Subsidiary of the Company; provided that either:

(x) the Subsidiary to be so designated has total assets of $1,000 or less; or

(y) immediately after giving effect to such designation, the Company could Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the first paragraph under the “Limitation on Incurrence of Debt” covenant; and provided further that the Company could make a Restricted Payment in an amount equal to the greater of the Fair Market Value or book value of such Subsidiary pursuant to the “Limitation on Restricted Payments” covenant and such amount is thereafter treated as a Restricted Payment for the purpose of calculating the amount available for Restricted Payments thereunder.

An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the “Limitation on Incurrence of Debt” covenant and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the “Limitation on Liens” covenant.

Consolidation, Merger, Conveyance, Transfer or Lease

The Company will not in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Restricted Subsidiary into the Company in which the Company is the continuing Person or the merger of a Restricted Subsidiary into or with another Restricted Subsidiary or another Person that as a result of such transaction becomes or merges into a Restricted Subsidiary), or transfer all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

(i) either: (a) the Company shall be the continuing Person or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or disposition, all or substantially all of the property and assets of the Company (such Person, the “Surviving Entity”), (1) shall be a corporation, organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia and (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the principal of (and premium, if any) and interest on all the notes and the performance of the covenants and obligations of the Company under the indenture;

(ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(iii) immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Company (or the Surviving Entity if the Company is not continuing) could Incur $1.00 of additional Debt (other than Permitted Debt) under the first paragraph of the “Limitation on Incurrence of Debt” covenant; and

(iv) the Company delivers, or causes to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the indenture.

The preceding clause (iii) will not prohibit a merger between the Company and a Restricted Subsidiary that is a wholly owned Subsidiary of the Company so long as the amount of Debt of the Company and its Restricted Subsidiaries is not increased thereby.

For all purposes of the indenture and the notes, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries that was not Debt, or were not Liens on property or assets, of the Company and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, conditions described in the immediately preceding paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company, under the indenture with the same effect as if such Surviving Entity had been named as the Company therein; and when a Surviving Entity duly assumes all of the obligations and covenants of the Company pursuant to the indenture and the notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

Events of Default

Each of the following is an “Event of Default” under the indenture:

(1) default in the payment in respect of the principal of (or premium, if any, on) any note at its maturity (whether at Stated Maturity or upon repurchase, acceleration, optional redemption or otherwise);

(2) default in the payment of any interest upon any note when it becomes due and payable, and continuance of such default for a period of 30 days;

(3) except as permitted by the indenture, any Note Guarantee of any Significant Subsidiary shall for any reason cease to be, or it shall be asserted by such Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms;

(4) default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor in the indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (1), (2) or (3) above), and continuance of such default or breach for a period of 60 days, or in the case of any failure to comply with the covenant “— Provision of Financial Information,” 180 days, in each case, after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding notes;

(5) a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the notes) by the Company or any Significant Subsidiary having, individually or in the aggregate, a principal or similar amount outstanding of at least $30.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or shall constitute a failure to pay at least $30.0 million of such Debt when due and payable after the expiration of any applicable grace period with respect thereto, and such Debt, in either case, is not discharged or such acceleration shall not have been rescinded or annulled, within 30 days after notice thereof shall have been given, by registered mail, to the Company by either the Trustee, or to the Company and the Trustee by the Holders of at least 25% of the outstanding principal amount of the notes;

(6) the entry against the Company or any Significant Subsidiary of a final judgment or final judgments for the payment of money (except to the extent such judgment is covered by insurance and the Company’s insurer has not denied coverage) in an aggregate amount in excess of $30.0 million, by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days; or

(7) certain events in bankruptcy, insolvency or reorganization affecting the Company or any Significant Subsidiary.

If an Event of Default (other than an Event of Default specified in clause (7) above with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal of the notes and any accrued interest on the notes to be due and payable immediately by a notice in writing to the Company (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the notes, have been cured or waived as provided in the indenture.

In the event of a declaration of acceleration of the notes solely because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the notes.

If an Event of Default specified in clause (7) above occurs with respect to the Company, the principal of and any accrued interest on the notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see “— Amendment, Supplement and Waiver.” The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the best interest of the Holders to do so.

No Holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a note for enforcement of payment of the principal of (and premium, if any) or interest on such note on or after the respective due dates expressed in such note.

The Company will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the indenture and as to any default in such performance. The Company also is required to notify the Trustee if it becomes aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

Without the consent of any Holders, the Company, the Guarantors and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the indenture for any of the following purposes:

(1) to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company in the indenture and in the notes;

(2) to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

(3) to add additional Events of Default;

(4) to provide for uncertificated notes in addition to or in place of the certificated notes;

(5) to evidence and provide for the acceptance of appointment under the indenture by a successor Trustee;

(6) to provide for or confirm the issuance of additional notes in accordance with the terms of the indenture;

(7) to cure any ambiguity, to correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision in the indenture, or to make any other provisions with respect to matters or questions arising under the indenture; provided that such actions pursuant to this clause shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Company;

(8) to conform the text of the indenture or the notes to any provision of this “Description of notes” to the extent that such provision in this “Description of notes” was intended to be a verbatim recitation of a provision of the indenture or the notes;

(9) to qualify and to maintain the qualification of the indenture under the Trust Indenture Act;

(10) to add a Guarantor under the indenture; or

(11) to release a Guarantor (to the extent permitted by the indenture).

With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding notes, the Company, the Guarantors, if any, and the Trustee may enter into an indenture or indentures supplemental to the indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the Holders under the indenture, including the definitions therein; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each outstanding note affected thereby

(1) change the Stated Maturity of any note or of any installment of interest on any note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any notes may be subject to redemption or reduce the redemption price therefor,

(2) reduce the percentage in aggregate principal amount of the outstanding notes, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences) provided for in the indenture,

(3) modify the obligations of the Company to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales if such modification was done after the occurrence of such Change of Control or such Asset Sale,

(4) subordinate, in right of payment, the notes to any other Debt of the Company, or

(5) modify any of the provisions of this paragraph or provisions relating to waiver of defaults or certain covenants, except to increase any such percentage required for such actions or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the Holder of each outstanding note affected thereby.

The Holders of not less than a majority in aggregate principal amount of the outstanding notes may on behalf of the Holders of all the notes waive any past default under the indenture and its consequences, except a default:

(1) in any payment in respect of the principal of (or premium, if any) or interest on any notes (including any note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Company), or

(2) in respect of a covenant or provision hereof which under the indenture cannot be modified or amended without the consent of the Holder of each outstanding note affected.

Satisfaction and Discharge of the indenture; Defeasance

The Company and the Guarantors may terminate the obligations under the indenture when:

(1) either: (A) all notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year (a “Discharge”) under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

(2) the Company has paid or caused to be paid all other sums then due and payable under the indenture by the Company;

(3) the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound (except for a Default occurring by reason of the Incurrence of Debt the proceeds of which are used for the deposit);

(4) the Company has delivered irrevocable instructions to the Trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be; and

(5) the Company has delivered to the Trustee an Officers’ Certificate and an opinion of counsel reasonably acceptable to the Trustee, each stating that all conditions precedent under the indenture relating to the Discharge have been complied with.

The Company may elect, at its option, to have its obligations discharged with respect to the outstanding notes (“defeasance”). Such defeasance means that the Company will be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

(1) the rights of Holders of such notes to receive payments in respect of the principal of and any premium and interest on such notes when payments are due,

(2) the Company’s obligations with respect to such notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the Trustee,

(4) the Company’s right of optional redemption, and

(5) the defeasance provisions of the indenture.

In addition, the Company may elect, at its option, to have its obligations released with respect to certain covenants, including, without limitation, its obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control, in the indenture (“covenant defeasance”) and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either defeasance or covenant defeasance with respect to outstanding notes:

(1) the Company must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such notes: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such notes on the Stated Maturity thereof or (if the Company has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company) the redemption date thereof, as the case may be, in accordance with the terms of the indenture and such notes;

(2) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the indenture, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

(3) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of such outstanding notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

(4) no Default or Event of Default with respect to the outstanding notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (except for a Default occurring by reason of the Incurrence of Debt the proceeds of which are used for the deposit) or, in the case of defeasance, either: (A) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, based upon existing precedents, if the matter were properly briefed, assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 123rd day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 123rd day following the deposit, a court should hold that the deposit of monies and/or U.S. government obligations as provided in clause (1) would not constitute a preference voidable under Section 547 or 548 of the federal bankruptcy laws; or (B) no Default or Event of Default relating to bankruptcy or insolvency shall have occurred and be continuing at any time on or prior to the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day);

(5) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all notes are in default within the meaning of such Act);

(6) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound; and

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

In the event of a defeasance or a Discharge, a Holder whose taxable year straddles the deposit of funds and the distribution in redemption to such Holder would be subject to tax on any gain (whether characterized as capital gain or market discount) in the year of deposit rather than in the year of receipt. In connection with a Discharge, in the event the Company becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the notes may be part of the bankruptcy estate of the Company, disbursement of such monies may be subject to the automatic stay of the bankruptcy code and monies disbursed to Holders may be subject to disgorgement in favor of the Company’s estate. Similar results may apply upon the insolvency of the Company during the applicable preference period following the deposit of monies in connection with defeasance.

The Trustee

U.S. Bank National Association, the Trustee under the indenture, is the initial paying agent and registrar for the notes. The Trustee from time to time may extend credit to the Company in the normal course of business. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it by the indenture and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any “conflicting interest” (as defined in the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of its own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the indenture at the request or direction of any of the Holders pursuant to the indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

No Personal Liability of Stockholders, Partners, Officers or Directors

No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Company, or any of their respective Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Company under the notes, any Note Guarantee or the indenture by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator.

Governing Law

The indenture and the notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

“Acquired Debt” means Debt of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings that correspond to the foregoing. For purposes of the “Limitation on Transactions with Affiliates” covenant, any Person directly or indirectly owning 10% or more of the outstanding Capital Stock of the Company will be deemed an Affiliate.

“Asset Acquisition” means:

(a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary; or

(b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Company or any of its Restricted Subsidiaries to any Person (other than to the Company or one or more of its Restricted Subsidiaries) in any single transaction or series of transactions of:

(i) Capital Stock in another Person (other than directors’ qualifying shares);

(ii) any other property or assets (other than in the normal course of business, including any sale or other disposition of inventory, excess, damaged, scrap or obsolete or permanently retired assets);

provided, however, that the term “Asset Sale” shall exclude:

(a) any asset disposition permitted by the provisions described under “Consolidation, Merger, Conveyance, Transfer or Lease” that constitutes a disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole;

(b) any transfer, conveyance, sale, lease or other disposition of property or assets, the gross proceeds of which (exclusive of indemnities) do not exceed in any one or related series of transactions 2.0% of Total Assets;

(c) sales of Eligible Cash Equivalents;

(d) sales of Capital Stock of Unrestricted Subsidiaries;

(e) the sale and leaseback of any assets within 270 days of the acquisition thereof;

(f) the disposition of equipment no longer used or useful in the business of such entity;

(g) a Restricted Payment or Permitted Investment that is otherwise permitted by the indenture;

(h) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(i) dispositions resulting in insurance proceeds or condemnation awards;

(j) any transfer of interest in accounts or notes receivable and related assets as part of a Qualified Receivables Transaction; and

(k) leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries.

For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

“Board of Directors” means (i) with respect to the Company or any Restricted Subsidiary, its board of directors; (ii) with respect to a corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

“Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangement conveying the right to use) real or personal property of such Person, to the extent such obligations are required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with GAAP. The Stated Maturity of any Capital Lease Obligation shall be the date of the last payment of rent or any other amount due under such lease (or other Debt arrangement) prior to the first date upon which such lease (or other Debt arrangement) may be terminated by the user of such real or personal property without payment of a penalty, and the amount of any Capital Lease Obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Capital Stock” in any Person means any and all shares, interests (including Preferred Stock), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

“Change of Control” means the occurrence of any of the following events:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the ultimate “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (a) such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Interests in the Company; or

(b) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by the

Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Company’s Board of Directors then in office; or

(c) the Company sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of its assets to, or merges or consolidates with, a Person other than (x) a Restricted Subsidiary of the Company or (y) a Successor Entity in which a majority or more of the voting power of the Voting Interests is held by the stockholders of the Company immediately prior to such transaction or series of related transactions.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” of any Person means Capital Stock in such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to Capital Stock of any other class in such Person.

“Company” means Actuant Corporation, a Wisconsin corporation, and any successor thereto.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to any Person for any period:

(i) the sum of, without duplication, the amounts for such period, taken as a single accounting period, of:

(a) Consolidated Net Income;

(b) Consolidated Non-cash Charges;

(c) Consolidated Interest Expense;

(d) Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains or losses);

(e) the write-off of deferred financing fees and any premium actually paid in connection with the prepayment or retirement of any Debt;

(f) if any Asset Sale or Asset Acquisition shall have occurred since the first day of any four quarter period for which “Consolidated Cash Flow Available for Fixed Charges” is being calculated (including to the date of calculation),

(A) the cost of any compensation, remuneration or other benefit paid or provided to any employee, consultant, Affiliate, equity owner of the entity involved in any such Asset Acquisition to the extent such costs are eliminated or reduced (or public announcement has been made of the intent to eliminate or reduce such costs) prior to the date of such calculation and not replaced; and

(B) the amount of any reduction in general, administrative or overhead costs of the entity involved in any Asset Acquisition or Asset Sale to the extent such amounts under clause (A) and (B) would be permitted to be eliminated in a pro forma income statement prepared in accordance with Rule 11-02 of Regulation S-X as interpreted by the Commission, and

(ii) less non-cash items increasing Consolidated Net Income for such period, other than (a) the accrual of revenue consistent with past practice, and (b) reversals of prior accruals or reserves for cash items previously excluded in the calculation of Consolidated Non-cash Charges.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed

Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the “Four Quarter Period”) to the aggregate amount of Consolidated Fixed Charges of such Person for the Four Quarter Period. In calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(i) interest on outstanding Debt determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Debt in effect on the Transaction Date; and

(ii) if interest on any Debt actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period.

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly incurred or otherwise assumed such Guaranteed Debt.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

(i) Consolidated Interest Expense; and

(ii) the product of (a) all dividends and other distributions paid or accrued during such period in respect of Redeemable Capital Stock of such Person and its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Consolidated Income Tax Expense” means, with respect to any Person for any period the provision for federal, state, local and foreign income taxes of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(i) the interest expense of such Person and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

(a) any amortization of debt discount;

(b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts);

(c) the interest portion of any deferred payment obligation;

(d) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptance financing or similar activities; and

(e) all accrued interest; and

(ii) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP; and

(iii) all capitalized interest of such Person and its Restricted Subsidiaries for such period.

“Consolidated Net Income” means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding, without duplication:

(i) all extraordinary gains or losses (net of fees and expense relating to the transaction giving rise thereto);

(ii) the portion of net income of such Person and its Restricted Subsidiaries allocable to minority interests in unconsolidated Persons or Investments in Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Restricted Subsidiaries;

(iii) gains or losses in respect of any Asset Sales by such Person or one of its Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

(iv) the net income of any Restricted Subsidiary or such Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders;

(v) any gain or loss realized as a result of the cumulative effect of a change in accounting principles;

(vi) any fees and expenses paid in connection with the issuance of the notes; and

(vii) non-cash compensation expense incurred with any issuance of equity interests to an employee of such Person or any Restricted Subsidiary.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization (including amortization of goodwill and other intangibles) and other non-cash expenses (including stock option expenses and any goodwill impairment charges) of such Person and its Restricted Subsidiaries reducing Consolidated Net Income or such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss and excluding any such charges constituting an extraordinary item or loss or any charge which requires an accrual of or a reserve for cash charges for any future period).

“Consolidated Secured Leverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of all Secured Debt of such Person and its Restricted Subsidiaries to Consolidated Cash Flow Available for Fixed Charges for the Four Quarter Period preceding the Transaction Date. In addition to and without limitation of the foregoing, for purposes of this definition, this ratio shall be calculated after giving effect to (i) any Asset Sale or Asset Acquisition or any designation of any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary, on a pro forma basis giving effect to such Asset Sale or Asset Acquisition or designation, as the case may be, and the application of any proceeds therefrom as if such Asset Sale or Asset Acquisition or designation had occurred on the first day of the Four Quarter Period and (ii) any Acquired Debt, or Debt Incurred in connection with the simultaneous acquisition of any Person, business, property or assets, or Debt of an Unrestricted Subsidiary being designated as a Restricted Subsidiary on a pro forma basis, as if the transaction had occurred at the beginning of the Four Quarter Period; provided that for purposes of any unsecured Debt Incurred under clause (i) of the definition of “Permitted Debt” such unsecured Debt will be deemed to be “Secured Debt” for purposes of calculating the Consolidated Secured Leverage Ratio.

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Debt only if such Guarantee is secured by a Lien on assets or property of such Person or such Subsidiary.

“Consolidated Total Leverage Ratio” means, with respect to any Person, the ratio of the aggregate amount of all Debt of such Person and its Restricted Subsidiaries to Consolidated Cash Flow Available for Fixed Charges for the Four Quarter Period preceding the Transaction Date. In addition to and without limitation of the foregoing, for purposes of this definition, this ratio shall be calculated in a manner consistent with the adjustments and assumptions set forth in the definition of “Consolidated Secured Leverage Ratio” above.

If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly incurred or otherwise assumed such Guaranteed Debt.

“Credit Agreement” means the Company’s Third Amended and Restated Credit Agreement dated February 23, 2011 among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A,. as the administrative agent, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, refinanced, refunded or replaced in whole or in part from time to time.

“Credit Facility” means one or more of (i) the Credit Agreement and (ii) any other facilities or arrangements designated by the Company, in each case with one or more banks or other lenders or institutions providing for revolving credit loans, term loans, note purchases or issuances, receivables or equipment financings (including without limitation through the sale of receivables or equipment to such institutions or to special purpose entities formed to borrow from such institutions against such receivables or equipment or the creation of any Liens in respect of such receivables or equipment in favor of such institutions), letters of credit or other Debt, in each case, including all agreements, instruments and documents executed and delivered pursuant to or in connection with any of the foregoing, including but not limited to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original banks, lenders or institutions or other banks, lenders or institutions or otherwise, and whether provided under any original Credit Facility or one or more other credit agreements, indentures, financing agreements or other Credit Facilities or otherwise).

“Currency Hedge Obligations” means the obligations of a Person Incurred pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage such Person’s exposure to fluctuations in foreign currency exchange rates on Debt permitted under the indenture.

“Debt” means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, and whether or not contingent, the following: (i) all indebtedness of such Person for money borrowed, excluding any trade payables, other current liabilities Incurred in the normal course of business and any liability for federal, state or local income taxes or other taxes owed by such Person; (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all obligations of such Person with respect to letters of credit (other than letters of credit for workers’ compensation or similar obligations that are secured by cash obligations), bankers’ acceptances or similar facilities issued for the account of such Person; (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property or assets); (v) all Capital Lease Obligations of such Person; (vi) the maximum fixed redemption or repurchase price of Redeemable Capital Stock in such Person at the time of determination; (vii) the net amount of any Swap Contracts and Currency Hedge Obligations of such Person at the time of determination; and (viii) all obligations of the types referred to in clauses (i) through (vii) of this definition of another Person and all dividends and other distributions of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by (or the holder of such Debt or the recipient of such dividends or other distributions has an existing right, whether contingent or otherwise, to be secured by) any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt, dividends or other distributions. For purposes of the foregoing: (a) the maximum fixed repurchase price of any Redeemable Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock was repurchased on any date on which Debt shall be required to be determined pursuant to the indenture; provided, however, that, if such Redeemable Capital Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Stock; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (viii)(A) above shall be the maximum liability under any such Guarantee; (d) the amount of any Debt described in clause (viii)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and (e) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Debt” will exclude (x) customary indemnification obligations and (y) post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligations, of any contingent obligations at such date; provided, however, that in the case of Debt sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time.

“Default” means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate setting forth the basis of such valuation executed by the principal financial officer of the Company, less the amount of cash received in connection with a subsequent sale of, or collection on, such Designated Non-cash Consideration.

“Domestic Subsidiary” means any Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Eligible Bank” means a bank or trust company that (i) is organized and existing under the laws of the United States of America or Canada, or any state, territory, province or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500.0 million and (iii) the senior Debt of which is rated at least “A-2” by Moody’s or at least “A” by Standard & Poor’s.

“Eligible Cash Equivalents” means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank; provided that such Investments have a maturity date not more than one year after the date of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof; provided that such Investments mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from Standard & Poor’s or A-2 from Moody’s (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Company; provided that such Investments have one of the two highest ratings obtainable from either Standard & Poor’s or Moody’s and mature within 270 days after the date of acquisition; (vi) overnight and demand deposits in and bankers’ acceptances of any Eligible Bank and demand deposits in any bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; and (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expiration Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the Company.

“Foreign Subsidiary” means any Subsidiary of the Company that is not a Domestic Subsidiary.

“Four Quarter Period” has the meaning set forth in the definition of “Consolidated Fixed Charge Coverage Ratio.”

“GAAP” means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantee” means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such Debt of another Person (and “Guaranteed” and “Guaranteeing” shall have meanings that correspond to the foregoing).

“Guarantor” means any Subsidiary of the Company that executes a Note Guarantee in accordance with provisions of the indenture and their respective successors and assigns.

“Hedging Obligations” of any Person means the obligations of such person pursuant to any interest rate agreement, currency agreement or commodity agreement.

“Holder” means a Person in whose name a note is registered in the security register.

“Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person; provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to be

Incurred at the time at which such Person becomes a Subsidiary of the Company. “Incurrence,” “Incurred,” “Incurable” and “Incurring” shall have meanings that correspond to the foregoing. A Guarantee by the Company or a Restricted Subsidiary of Debt Incurred by the Company or a Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. None of the following shall be deemed to be a separate Incurrence of Debt:

(1) amortization of debt discount or accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms;

(3) the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

(4) unrealized losses or charges in respect of Hedging Obligations.

“Interest Rate Protection Agreements” means, with respect to any Person, any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Interest Rate Protection Obligations” means the obligations of any Person pursuant to any Interest Rate Protection Agreements.

“Investment” by any Person means any direct or indirect loan, advance (or other extension of credit) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Stock or other evidence of beneficial ownership in another Person; (ii) the purchase, acquisition or Guarantee of the Debt of another Person or the issuance of a “keep well” with respect thereto; and (iii) the purchase or acquisition of the business or assets of another Person; but shall exclude: (a) accounts receivable and other extensions of trade credit on commercially reasonable terms in accordance with normal trade practices; (b) the acquisition of property and assets from suppliers and other vendors in the normal course of business; and (c) prepaid expenses and workers’ compensation, utility, lease and similar deposits, in the normal course of business.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Issue Date” means the date on which the initial $300.0 million in aggregate principal amount of the notes was originally issued under the indenture.

“Lien” means, with respect to any property or other asset, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Master Agreement” has the meaning set forth in the definition of “Swap Contract.”

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Cash Proceeds” means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Company or a Restricted Subsidiary thereof) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

“Offer” has the meaning set forth in the definition of “Offer to Purchase.”

“Offer to Purchase” means a written offer (the “Offer”) sent by the Company by first class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the indenture). Unless otherwise required by applicable law, the offer shall specify an expiration date (the “Expiration Date”) of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the “Purchase Date”) for purchase of notes within five business days after the Expiration Date. The Company shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all instructions and materials necessary to enable such Holders to tender notes pursuant to the Offer to Purchase. The Offer shall also state:

(1) the section of the indenture pursuant to which the Offer to Purchase is being made;

(2) the Expiration Date and the Purchase Date;

(3) the aggregate principal amount of the outstanding notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to indenture covenants requiring the Offer to Purchase) (the “Purchase Amount”);

(4) the purchase price to be paid by the Company for each $2,000 principal amount of notes accepted for payment (as specified pursuant to the indenture) (the “Purchase Price”);

(5) that the Holder may tender all or any portion of the notes registered in the name of such Holder and that any portion of a note tendered must be tendered in an integral multiple of $2,000 principal amount;

(6) the place or places where notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

(7) that, unless the Company defaults in making such purchase, any note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

(8) that, on the Purchase Date, the Purchase Price will become due and payable upon each note accepted for payment pursuant to the Offer to Purchase;

(9) that each Holder electing to tender a note pursuant to the Offer to Purchase will be required to surrender such note or cause such note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(10) that Holders will be entitled to withdraw all or any portion of notes tendered if the Company (or its paying agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the notes the Holder tendered, the certificate number of the note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(11) that (a) if notes and Pari Passu Indebtedness having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such notes and (b) if notes and Pari Passu Indebtedness having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase notes and Pari Passu Indebtedness having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only notes in denominations of $2,000 principal amount or integral multiples thereof shall be purchased); and

(12) if applicable, that, in the case of any Holder whose note is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such note without service charge, a new note or notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the notes so tendered.

“Officers’ Certificate” means a certificate to be delivered upon the occurrence of certain events as set forth in the indenture, signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company.

“Pari Passu Indebtedness” means indebtedness that ranks equally in right of payment to the notes, in the case of the Company, or the Note Guarantees, in the case of any Guarantor (without giving effect to collateral arrangements).

“Permitted Business” means any business similar in nature to any business conducted by the Company and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by the Company and the Restricted Subsidiaries on the Issue Date, in each case, as determined in good faith by the Company.

“Permitted Debt” means:

(i) Debt Incurred pursuant to any Credit Facility or commercial paper issued by the Company in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $700.0 million and (y) an amount that does not cause the Consolidated Secured Leverage Ratio to exceed 2.75 to 1.0, on a pro forma basis;

(ii) Debt outstanding under the notes on the Issue Date and contribution, indemnification and reimbursement obligations owed by the Company or any Guarantor to any of the other of them in respect of amounts paid or payable on such notes;

(iii) Guarantees of the notes;

(iv) Debt of the Company or any Restricted Subsidiary outstanding at the time of the Issue Date;

(v) Debt owed to and held by the Company or a Restricted Subsidiary;

(vi) Guarantees Incurred by the Company or any Guarantor of Debt of a Restricted Subsidiary of the Company that is a Guarantor;

(vii) Guarantees by any Restricted Subsidiary of Debt of the Company or any Restricted Subsidiary, including Guarantees by any Restricted Subsidiary of Debt under the Credit Agreement; provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance with the “Limitation on Incurrence of Debt” covenant and (b) such Guarantees are subordinated to the notes to the same extent as the Debt being guaranteed;

(viii) Debt incurred in respect of workers’ compensation claims, self-insurance obligations, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion guarantees provided or incurred (including Guarantees thereof) by the Company or a Restricted Subsidiary in the ordinary course of business;

(ix) Debt under Swap Contracts and Hedging Obligations;

(x) Debt owed by the Company to any Restricted Subsidiary; provided that if for any reason such Debt ceases to be held by the Company or a Restricted Subsidiary, as applicable, such Debt shall cease to be Permitted Debt and shall be deemed Incurred as Debt of the Company for purposes of the indenture;

(xi) Debt of the Company or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt under this clause; provided that the aggregate principal amount of such Debt outstanding at any time may not exceed $75.0 million in the aggregate;

(xii) Debt arising from agreements entered into in the ordinary course of business by the Company or a Restricted Subsidiary providing for indemnification, contribution, earn-out, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary otherwise permitted under the indenture;

(xiii) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Capital Stock that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company;

shall be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (xiii);

(xiv) Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Debt is extinguished within five business days of Incurrence;

(xv) Debt of Foreign Subsidiaries so long as the aggregate principal amount outstanding shall not exceed $100.0 million (or the currency equivalent thereof);

(xvi) Debt of the Company or any Restricted Subsidiary not otherwise permitted pursuant to this definition in an aggregate principal amount not to exceed $150.0 million at any time outstanding, which Debt may be Incurred under the Credit Agreement; and

(xvii) Refinancing Debt.

Notwithstanding anything herein to the contrary, Debt permitted under clause (i) of this definition of “Permitted Debt” shall not constitute “Refinancing Debt” under clause (xvi) of this definition of “Permitted Debt.” Debt outstanding under the Credit Agreement will be deemed to be Incurred pursuant to clause (i) above.

“Permitted Investments” means:

(a) Investments in existence on the Issue Date;

(b) Eligible Cash Equivalents;

(c) Investments in property and other assets, owned or used by the Company or any Restricted Subsidiary in the normal course of business;

(d) Investments by the Company or any of its Restricted Subsidiaries in the Company or any Restricted Subsidiary;

(e) Investments by the Company or any Restricted Subsidiary in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound-up into, the Company or a Restricted Subsidiary;

(f) Swap Contracts and Hedging Obligations;

(g) non-cash consideration received in conjunction with an Asset Sale that is otherwise permitted under the “Limitation on Asset Sales” covenant;

(h) Investments received in settlement of obligations owed to the Company or any Restricted Subsidiary and as a result of bankruptcy or insolvency proceedings or upon the foreclosure or enforcement of any Lien in favor of the Company or any Restricted Subsidiary;

(i) Investments by the Company or any Restricted Subsidiary (other than in an Affiliate), not otherwise permitted under this definition, in an aggregate amount not to exceed 15% of Total Assets (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(j) loans and advances (including for travel and relocation) to employees in an amount not to exceed $15.0 million in the aggregate at any one time outstanding.

“Permitted Liens” means:

(a) Liens existing at the Issue Date;

(b) Liens securing Debt Incurred pursuant to any Credit Facility; provided that the aggregate principal amount of Secured Debt shall not exceed the amount of Debt permitted pursuant to clause (i) of the definition of “Permitted Debt”;

(c) Liens on property or other assets (i) in connection with workers’ compensation, unemployment insurance and other types of statutory obligations or the requirements of any official body, or (ii) to secure the performance of tenders, bids, surety or performance bonds, leases, purchase, construction, sales or servicing contracts and other similar obligations Incurred in the normal course of business consistent with industry practice, or (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services or imposed by ERISA or the Code in connection with a “plan” (as defined in ERISA) (other than any Lien imposed in connection with the Company’s 401(k) Plan), or (iv) arising in connection with any attachment or judgment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

(d) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or a Restricted Subsidiary, or becomes a Restricted Subsidiary (and not Incurred in anticipation of such transaction); provided that such Liens are not extended to the property and assets of the Company and its Restricted Subsidiaries other than the property or assets acquired;

(e) Liens securing Debt of a Restricted Subsidiary owed to and held by the Company or a Restricted Subsidiary thereof;

(f) other Liens incidental to the conduct of the business of the Company or any of its Restricted Subsidiaries, as the case may be, or the ownership of their assets that are incurred in the ordinary course of business and which do not materially impair the use or value of the property subject thereto in its use in the business of the Company or such Restricted Subsidiary;

(g) Liens securing obligations under Swap Contracts, and Hedging Obligations Incurred in the ordinary course of business in connection with managing interest or currency risk resulting from or related to the Credit Agreement;

(h) Liens to secure any permitted extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Secured Debt referred to in the foregoing clauses (a) through (f); provided that such Liens do not extend to any other property or assets and the principal amount of the obligations secured by such Liens is not increased;

(i) Liens to secure Purchase Money Debt or Capital Lease Obligations;

(j) Liens in favor of the Company or any Guarantor;

(k) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(l) Liens to support trade letters of credit issued in the ordinary course of business;

(m) Liens from judgments, decrees or attachments in circumstances not constituting an Event of Default;

(n) Liens on property or assets used to defease or to satisfy and discharge Debt; provided that (a) the Incurrence of such Debt was not prohibited by the indenture and (b) such defeasance or satisfaction and discharge is not prohibited by the indenture;

(o) Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of Debt), leases, or other similar obligations arising in the ordinary course of business;

(p) Liens, deposits or pledges to secure public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds or obligations; and Liens, deposits or pledges in lieu of such bonds or obligations, or to secure such bonds or obligations, or to secure letters of credit in lieu of or supporting the payment of such bonds or obligations;

(q) Liens to secure any Refinancing Debt (or successive Refinancing Debt) as a whole, or in part, of any Secured Debt; provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(B) the Secured Debt at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Debt at the time the original Lien became a Permitted Lien and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(r) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(s) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(t) other Liens securing Debt not to exceed, together with the amount of all other Secured Debt under this clause (t) at that time outstanding, 10% of Total Assets;

(u) Liens for taxes, assessments or governmental charges or levies if the same shall not (A) at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books or (B) shall not exceed $10.0 million in aggregate;

(v) Liens incurred in connection with any transfer of an interest in accounts or notes receivable or related assets as part of a Qualified Receivables Transaction;

(w) Liens in favor of customs and revenue authorities arising as a matter of law to secure the payment of customs duties in connection with the importation of goods;

(x) Liens on assets of Foreign Subsidiaries; provided that (A) such Liens extending to the assets of any Foreign Subsidiary secure only Permitted Debt incurred by such Foreign Subsidiary;

(y) Liens upon assets of the Company or any Restricted Subsidiary subject to any Sale and Leaseback Transaction permitted by the indenture; and

(z) any extensions, substitutions, replacements or renewals of the foregoing, so long as such extensions, substitutions, replacements do not extend to any additional assets or secure any additional Debt.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock,” as applied to the Capital Stock in any Person, means Capital Stock in such Person of any class or classes (however designated) that rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Common Stock in such Person.

“Purchase Amount” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Date” has the meaning set forth in the definition of “Offer to Purchase.”

“Purchase Money Debt” means Debt:

(i) Incurred to finance the purchase or construction of any assets of such Person or any Restricted Subsidiary; and

(ii) that is secured by a Lien on such assets where the lender’s sole security is to the assets so purchased or constructed, in either case that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in “addition to property, plant or equipment” in accordance with GAAP.

“Purchase Price” has the meaning set forth in the definition of “Offer to Purchase.”

“Qualified Capital Stock” in any Person means a class of Capital Stock other than Redeemable Capital Stock.

“Qualified Equity Offering” means (i) an underwritten public equity offering of Qualified Capital Stock pursuant to an effective registration statement under the Securities Act yielding gross proceeds to the Company of at least $20.0 million or (ii) a private equity offering of Qualified Capital Stock of the Company, other than (x) any such public or private sale to an entity that is an Affiliate of the Company prior to such sale and (y) any public offerings registered on Form S-8.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or any Restricted Subsidiary may sell, convey or otherwise transfer to a newly formed Subsidiary or other special-purpose entity, or other Person, any accounts or notes receivable and rights related thereto.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company which shall be substituted for Moody’s or S&P or both, as the case may be.

“Redeemable Capital Stock” in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Stock. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Stock solely because the holders of the equity security have the right to require the Company to repurchase such equity security upon the occurrence of a change of control or an asset sale will not constitute Redeemable Capital Stock if the terms of such equity security provide that the Company may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Limitation on Restricted Payments.” The amount of Redeemable Capital Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Stock or portion thereof, exclusive of accrued dividends.

“Redemption Price,” when used with respect to any note to be redeemed, means the price at which it is to be redeemed pursuant to the indenture.

“Refinancing Debt” means Debt that refunds, refinances, renews, replaces or extends any Debt permitted to be Incurred by the Company or any Restricted Subsidiary pursuant to the terms of the indenture, whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that:

(i) the Refinancing Debt is subordinated to the notes to at least the same extent as the Debt being refunded, refinanced or extended, if such Debt was subordinated to the notes,

(ii) the Refinancing Debt is scheduled to mature either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the notes,

(iii) the Refinancing Debt has a weighted average life to maturity at the time such Refinancing Debt is Incurred that is equal to or greater than the weighted average life to maturity of the Debt being refunded, refinanced, renewed, replaced or extended,

(iv) such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, renewed, replaced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Debt being refunded, refinanced, renewed, replaced or extended and (c) the amount of customary fees, expenses and costs related to the Incurrence of such Refinancing Debt, and

(v) such Refinancing Debt is Incurred by the same Person (or its successor) that initially Incurred the Debt being refunded, refinanced, renewed, replaced or extended, except that the Company or any Guarantor may Incur Refinancing Debt to refund, refinance, renew, replace or extend Debt of any Restricted Subsidiary of the Company.

“Restricted Payment” is defined to mean any of the following:

(a) any dividend or other distribution declared and paid on the Capital Stock in the Company or on the Capital Stock in any Restricted Subsidiary of the Company that is held by, or declared and paid to, any Person other than the Company or a Restricted Subsidiary of the Company (other than (i) dividends, distributions or payments made solely in Qualified Capital Stock in the Company and (ii) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company or to other holders of Capital Stock of a Restricted Subsidiary on a pro rata basis);

(b) any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Stock in the Company) to purchase, redeem, acquire or retire any Capital Stock in the Company (including the conversion into, or exchange for, Debt, of any Capital Stock) other than any such Capital Stock owned by the Company or any Restricted Subsidiary;

(c) any payment made by the Company or any of its Restricted Subsidiaries (other than a payment made solely in Qualified Capital Stock in the Company) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Company or any Guarantor that is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the notes or Note Guarantees (excluding any Debt owed to the Company or any Restricted Subsidiary); except payments of principal and interest in anticipation of satisfying a sinking fund obligation or final maturity, in each case, within one year of the due date thereof;

(d) any Investment by the Company or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

(e) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary; provided, however, the transactions contemplated under the heading “Use Of Proceeds” shall not constitute “Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary that has not been designated as an “Unrestricted Subsidiary” in accordance with the indenture.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Leaseback Transaction” means any direct or indirect arrangement pursuant to which property is sold or transferred by the Company or a Restricted Subsidiary and is thereafter leased back by the Company or a Restricted Subsidiary.

“Secured Debt” means any Debt of the Company or any of its Restricted Subsidiaries secured by a Lien on assets of the Company or such Restricted Subsidiary, excluding Capital Stock or Debt of an Unrestricted Subsidiary.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

“Stated Maturity,” when used with respect to (i) any note or any installment of interest thereon, means the date specified in such note as the fixed date on which the principal amount of such note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Capital Stock therein is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

“Successor Entity” means a corporation or other entity that succeeds to and continues the business of Actuant Corporation.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including, without limitation, any fuel price caps and fuel price collar or floor agreements and similar agreements or arrangements designed to protect against or manage fluctuations in fuel prices and any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Total Assets” means the total assets of the Company and its Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP, as shown on the most recent balance sheet of the Company or such other Person as may be expressly stated.

“Voting Interest” means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax consequences relevant to an exchange of the old notes for the new notes pursuant to the exchange offer, but does not purport to be a complete analysis of all the potential U.S. federal income tax consequences of such exchange. This summary deals only with holders who will hold the notes as capital assets for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to any particular holder of notes and does not deal with persons who may be subject to special treatment under U.S. federal income tax laws, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, “S” corporations, partnerships or other entities that are treated as partnerships for U.S. federal income tax purposes or investors in such entities, controlled foreign corporations, passive foreign investment companies, former residents or citizens of the United States, tax-exempt organizations, individual retirement and other tax-deferred accounts, dealers in securities or currencies, holders that hold the notes as a position in a hedge, straddle, constructive sale transaction, conversion transaction, “synthetic security” or other integrated transaction for U.S. federal income tax purposes and U.S. Holders (defined below) whose functional currency is not the U.S. dollar. Further, this summary does not discuss any alternative minimum tax consequences, U.S. federal estate or gift tax laws or the tax laws of any state, local or foreign government that may be applicable to the notes. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein.

We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the notes that are different from those discussed below.

We urge prospective investors to consult their tax advisors with respect to the U.S. federal income tax consequences to them of the purchase, ownership and disposition of notes in light of their own particular circumstances, as well as the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal income, estate and other tax laws.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS and other taxing authorities, we inform you that: (A) any discussion of tax issues contained or referenced herein (and in related materials) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed on any taxpayer under the Code or any other tax law; (B) any such discussion is being used in connection with the promotion or marketing by us of the transactions or matters addressed herein; and (C) holders should seek advice based on their particular circumstances from an independent tax advisor.

The Exchange Offer

The exchange of the old notes for the new notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes because the new notes will not be considered to differ materially in kind or extent from the old notes. As a result, a holder will not be required to recognize any gain or loss as a result of an exchange of old notes for new notes. In addition, each holder will have the same tax basis and holding period in the new notes as it had in the old notes.

CERTAIN BENEFIT PLAN AND IRA CONSIDERATIONS

The following is a summary of certain considerations associated with the exchange of old notes for new notes, and with the holding and, to the extent relevant, disposition of new notes by an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan described in Section 4975 of the Code, including an individual retirement account (“IRA”) or a Keogh plan, a plan subject to provisions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or Section 4975 of the Code (“Similar Laws”) and any entity whose underlying assets include “plan assets” by reason of any such employee benefit or retirement plan’s investment in such entity (each of which we refer to as a “Plan”).

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA (an “ERISA Plan”) and ERISA and the Code prohibit certain transactions involving the assets of an ERISA Plan or a Plan subject to Section 4975 of the Code (“Section 4975 Plan”) with its fiduciaries or other interested parties. In general, under ERISA, any person who exercises any discretionary authority or control over the management or disposition of the assets of an ERISA Plan, who has any discretionary authority or responsibility in the administration of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of such ERISA Plan. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Code) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code (but may be subject to similar prohibitions under Similar Laws).

In considering the exchange of old notes for new notes and the holding and, to the extent relevant, disposition of new notes with a portion of the assets of a Plan, a fiduciary should determine whether such exchange, holding or disposition is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA prohibits ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 3(14) of ERISA, and Section 4975 of the Code imposes an excise tax on certain “disqualified persons,” within the meaning of Section 4975 of the Code, who engage in similar transactions involving a Section 4975 Plan or an ERISA Plan, in each case unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, a fiduciary of an ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA. In the case of an IRA, the occurrence of a prohibited transaction could cause the IRA to lose its tax-exempt status.

The exchange of old notes for new notes or the holding or disposition of new notes by an ERISA Plan or a Section 4975 Plan with respect to which we (or certain of our affiliates) are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless such exchange, holding or disposition is in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the exchange of old notes for new notes and the holding and disposition of new notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code each provides a limited exemption, commonly referred to as the “service provider exemption,” from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions between an ERISA Plan or a Section 4975 Plan and a person that is a party in interest and/or a disqualified person (other than a fiduciary or an affiliate that, directly or indirectly, has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of a Plan involved in the transaction) solely by reason of providing services to the Plan or by relationship to a service provider, provided that the Plan pays no more and receives no less than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied at the time that the old notes are exchanged for new notes, or thereafter, if the facts relied upon for utilizing a prohibited transaction exemption change.

Because of the foregoing, the old notes should not be exchanged, for new notes and the new notes should not be acquired or held by any person investing “plan assets” of any Plan, unless none of such exchange, acquisition or holding will constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or similar violation of any applicable Similar Laws.

Representation

Each acquiror of new notes in exchange for old notes will be deemed to have represented and warranted that either (i) it is not a Plan, such as an IRA, and no portion of the assets used to exchange old notes for new notes or to acquire or hold new notes constitutes assets of any Plan or (ii) neither the exchange of old notes for new notes nor any of the acquisition, holding or disposition of new notes will constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering the exchange of old notes for new notes or the acquisition of new notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code or any Similar Laws to such exchange or acquisition and whether an exemption would be applicable to the exchange of old notes for new notes or the acquisition of new notes. The exchange of any old notes for new notes with any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such Plans generally or any particular plan, or that such an investment is appropriate for Plans generally or any particular Plan.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the notes and the related guarantees will be passed upon for us by McDermott Will & Emery LLP, Chicago, Illinois. Certain matters relating to the laws of the State of Indiana will be passed upon for us by Williams & Associates Law Firm, PC, Indianapolis, Indiana, certain matters relating to the laws of the State of Nevada will be passed upon for us by Holland & Hart LLP, Reno, Nevada, and certain matters relating to the laws of the State of Wisconsin will be passed upon for us by Quarles & Brady LLP, Milwaukee, Wisconsin.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended August 31, 2011 have been so incorporated in reliance on the report(s) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits.

We file reports, proxy and information statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

We make available free of charge on our Internet address www.actuant.com our annual, quarterly and current reports, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents that contain that information. The information we incorporate by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and that we incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the sale of all the new notes covered by this prospectus.

•	Annual Report on Form 10-K for the year ended August 31, 2011; and

•	Quarterly Reports on Form 10-Q for the three months ended November 30, 2011, February 29, 2012 and May 31, 2012; and

•	Current Reports on Form 8-K filed with the SEC on January 17, 2012, April 2, 2012, April 6, 2012, April 18, 2012 and May 2, 2012, respectively; and

•

Any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of filing of the initial registration statement relating to this exchange offer and prior to the termination of any offering of securities offered by this prospectus.

We do not incorporate portions of any document that is either (a) described in paragraphs (d)(1) through (3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (b) furnished under Item 2.02 or Item 7.01 of any Current report on Form 8-K. A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at the following address:

Actuant Corporation

P. O. Box 3241

Milwaukee, Wisconsin 53201

(262) 293-1500

To ensure timely delivery, please make your request as soon as practicable and, in any event, no later than five business days prior to the expiration of the exchange offer.

You should rely only upon the information provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated by reference herein speaks only as of the respective date those documents were filed with the SEC.

Actuant Corporation

Offer To Exchange

$300,000,000 aggregate principal amount of its 5.625% Senior Notes due 2022,

which have been registered under the Securities Act,

for any and all of its outstanding 5.625% Senior Notes due 2022

PROSPECTUS

August 10, 2012

The Exchange Agent for the exchange offer is:

U.S. Bank National Association

By Registered and Certified Mail:	By Regular Mail or Overnight Courier:

U.S. Bank National Association	U.S. Bank National Association
60 Livingston Avenue	60 Livingston Avenue
St. Paul, Minnesota 55107	St. Paul, Minnesota 55107
Attn: Specialized Finance	Attn: Specialized Finance

In Person by Hand Only:

U.S. Bank National Association

60 Livingston Ave.

1st Floor-Bond Drop Window

St. Paul, Minnesota 55107

By Facsimile (eligible institutions only): (651) 466-7372

For Information or Confirmation by Telephone: (800) 934-6802